PENGROWTH ENERGY CORPORATION
2015 ANNUAL REPORT

PENGROWTH

TABLE OF CONTENTS

President's Message	1	Auditor's Reports	46
Summary of Financial & Operating Results	3	Consolidated Financial Statements	48
Management's Discussion & Analysis	4	Notes to the Consolidated Financial Statements	52
Management's Report to Shareholders	45	Corporate Profile	IBC

OPERATING MEASURES

Years ended December 31	2015	2014	2013	2012	2011
AVERAGE DAILY PRODUCTION					
Light oil (bbl/d)	16,329	21,228	27,061	28,005	21,455
Heavy oil (bbl/d)	15,914	8,251	8,355	6,514	6,425
Natural gas liquids (bbl/d)	8,619	10,130	10,476	10,731	9,659
Natural gas (Mcf/d)	183,276	202,076	231,812	242,992	218,601
Total (boe/d)	71,409	73,288	84,527	85,748	73,973
Annual (MMboe)	26.1	26.8	30.9	31.4	27.0
AVERAGE BENCHMARK PRICES					
WTI oil (Cdn $/bbl)	62.11	102.44	101.07	94.15	94.17
Edmonton par light oil (Cdn $/bbl)	57.20	94.50	93.47	86.29	95.36
WCS heavy oil (Cdn $/bbl)	44.79	81.03	75.14	72.69	77.24
NYMEX gas (Cdn $/MMBtu)	3.35	4.71	3.82	2.83	3.99
AECO monthly gas (Cdn $/MMBtu)	2.77	4.42	3.16	2.40	3.68
Average currency (Cdn $1 = U.S.$)	0.78	0.91	0.97	1.00	1.01
AVERAGE SALES PRICES EXCLUDING RISK MANAGEMENT					
Light oil ($/bbl) (1)	54.06	92.10	89.68	82.60	92.10
Heavy oil ($/bbl) (1)	37.75	75.21	67.98	65.94	69.76
Natural gas liquids ($/bbl)	24.29	52.17	55.81	57.92	69.31
Natural gas ($/Mcf)	3.00	4.74	3.19	2.35	3.61
Average price (includes other income)($/boe)	31.88	55.96	51.64	46.47	53.21
AVERAGE NETBACKS EXCLUDING RISK MANAGEMENT (1)					
Operating netback ($/boe) (2)	12.42	29.24	26.13	22.96	28.36
Light oil ($/bbl)	27.79	54.24	52.28	47.83	54.10
Heavy oil ($/bbl)	19.99	43.18	37.60	36.55	40.52
Natural gas liquids ($/bbl)	2.07	22.28	25.40	28.53	38.23
Natural gas ($/Mcf)	0.34	1.83	0.73	0.16	1.17
OPERATING NETBACK INCLUDING RISK MANAGEMENT (2)	24.97	25.64	24.35	23.67	28.99
CAPITAL EXPENDITURES ($ millions) (1) (3)	183.8	904.0	695.8	467.4	608.5
RESERVES (proved plus probable)					
Reserves at year end (MMboe)	569.1	557.4	477.4	512.0	330.5

(1) Comparative figures restated to conform to presentation in the current period.

(2) See definition under section "Non-GAAP Financial Measures".

(3) Capital expenditures include drilling royalty credits, as applicable.

President’s Message
To our shareholders,

2015 presented some difficult and challenging times for the oil and gas business. The precipitous decline in world crude oil prices and the negative investment sentiment around the business resulted in a very challenging environment both operationally and within the equity markets. However, despite these challenging headwinds, we remained steadfast in our efforts and our teams rose to the challenge to help steward the Company through these turbulent times. We have established a strong track record of operational performance and delivering on our commitments, and in 2015, we demonstrated this once again.

We responded to the drop in oil prices by taking prudent actions at the start of the year designed to safeguard the health and wellbeing of the Company. As the year developed and the outlook for lower commodity prices persisted, we once again acted and introduced additional measures to ensure the Company remained protected. In 2015 we delivered strong operating results, notwithstanding the continued deterioration in the commodity price environment that persisted throughout the year. We successfully executed the start-up of the first commercial phase of Lindbergh, and achieved production rates from Lindbergh in excess of the 12,500 barrels per day (bbl per day) nameplate capacity. Production from Lindbergh exceeded 16,000 bbl per day for the first time during five days in early December. We continued to generate strong results from our conventional operations, achieving annual average production of 71,409 barrel of oil equivalent per day, coming in at the high end of our production guidance, despite significant asset sales and an 80 percent reduction in capital spending year over year and shut-in uneconomic production.

Protection of our financial strength and flexibility was paramount throughout the year, where we curtailed our capital spending and instituted cost management initiatives across all segments of our business. We also made the difficult decision to reduce our staffing levels by 30 percent in the year, to realign our business to the current environment and right size the organization. These cost reduction initiatives resulted in the achievement of operating and G&A expenses that were below the low end of corporate guidance and most importantly, we were able to reduce our debt position by $280 million through the use of funds flow and proceeds from our ongoing disposition program.

Consistency in funds flow performance was a key theme that emanated in 2015 despite the significant decline in commodity benchmark prices. Our strong performance was supported by our robust commodity hedging program, which generated realized cash gains of $327 million during the year, resulting in 2015 funds flow of approximately $459 million. This represented a decline of only nine percent from 2014 funds flow levels, despite a 43 percent reduction in average benchmark prices year over year. We remain well hedged in 2016 with a significant portion of our crude oil and natural gas production protected at prices well in excess of the current market prices.

We continued to build the foundations for long-term growth by delivering strong reserves performance in 2015, successfully replacing 282 percent of 2015 production with proved plus probable (2P) reserve additions, prior to the impact of dispositions and 145 percent of production net of dispositions. We were able to do this at a competitive 2P finding and development cost of $7.12 per boe including future development costs. In total, 2015 2P reserves increased two percent to 569 million barrels of oil equivalent, this in spite of significant asset divestitures in the year. The significant reserve additions came from two of our key focus areas, the Lindbergh and Groundbirch resources. These two areas represent future growth potential and value creation in the company and for our shareholders.
Looking forward into in 2016, we remain disciplined and prudent in our approach to managing our business in this low commodity price environment. In 2016 we announced the suspension of our dividend and adopted a lean capital program for the year that contemplates no development activity but will allocate some minor capital to advance long-term projects, namely at Lindbergh and Bernadet. These projects represent excellent low cost, opportunities for longer-term production growth. Our 2016 capital budget was conservatively based on the assumption of an average WTI crude oil price of US $30.00 per bbl, an AECO natural gas price of Cdn $2.40 per Mcf, WTI/WCS heavy oil differential US$12.60 per bbl and a $0.70 US/Cdn exchange rate, which represents the environment that we believe, could persist throughout the year.
We remain committed to our debt reduction initiative in 2016 and with no scheduled debt maturities in 2016, we expect to be in a position to materially reduce our outstanding debt through a combination of strong funds flow from operations supported by a substantial hedging program, disposition proceeds, and our ongoing cost reduction initiatives. We retain ample financial flexibility with our $1.0 billion committed revolving credit facility, which was renewed and extended in

PENGROWTH 2015 President's Message	1

2015 resulting in a maturity date of March 31, 2019. These initiatives are expected to allow the Company to remain compliant with its debt obligations as we navigate our way through this low commodity cycle.
2015 was undoubtedly a very challenging year for the business and we acknowledge that the year was very difficult on our shareholders. We strongly believe the efforts we demonstrated in 2015 and the actions we have taken in 2016 are the appropriate ones to ensure that the Company remains financially sound and emerges from this downturn a stronger Company. We are committed to our strategy and have confidence in our ability to deliver on that strategy. We have great assets that provide us with a solid foundation and the opportunity to create long-term growth and value for our shareholders, a fact that we believe will be acknowledged by the capital markets.
On behalf of our Board of Directors, management and all of our employees, I would like to take this opportunity to thank all of our shareholders for their continued support. As well, I would like to thank our employees for their tireless dedication, commitment and support in what has been a difficult year.

Sincerely,

Derek W. Evans
President and Chief Executive Officer
February 24, 2016

PENGROWTH 2015 President's Message	2

SUMMARY OF FINANCIAL & OPERATING RESULTS
Prior to April 1, 2015, the Lindbergh Phase 1 expenses, net of revenue, were capitalized, in accordance with IFRS. As a result of the declaration of commerciality in respect of the Lindbergh project, commencing April 1, 2015, financial and operating results from the Lindbergh Phase 1 project are reflected in Pengrowth’s results.

	Three months ended			Twelve months ended
(monetary amounts in millions except per boe and per share amounts)	Dec 31, 2015	Dec 31, 2014	% Change (3)	Dec 31, 2015	Dec 31, 2014	% Change
PRODUCTION
Average daily production (boe/d)	67,934	71,802	(5)	71,409	73,288	(3)
FINANCIAL
Funds flow from operations (1) (2)	$114.2	$115.8	(1)	$459.3	$505.7	(9)
Funds flow from operations per share (1) (2)	$0.21	$0.22	(5)	$0.85	$0.96	(11)
Oil and gas sales	$169.1	$291.5	(42)	$830.8	$1,496.9	(44)
Oil and gas sales per boe	$27.06	$44.13	(39)	$31.88	$55.96	(43)
Realized commodity risk management gains (losses)	$97.7	$21.7	350	$327.0	$(96.1)	(440)
Realized commodity risk management gains (losses) per boe	$15.63	$3.29	375	$12.55	$(3.60)	(449)
Operating expenses	$81.4	$94.5	(14)	$372.1	$415.4	(10)
Operating expenses per boe	$13.02	$14.31	(9)	$14.28	$15.53	(8)
Royalty expenses	$19.1	$51.2	(63)	$89.5	$268.6	(67)
Royalty expenses per boe	$3.06	$7.75	(61)	$3.43	$10.04	(66)
Royalty expenses as a percent of sales	11.3%	17.6%		10.8%	17.9%
Operating netback per boe (1)	$25.07	$24.04	4	$24.97	$25.64	(3)
Cash G&A expenses (1)	$15.8	$21.2	(25)	$87.0	$84.3	3
Cash G&A expenses per boe (1)	$2.53	$3.21	(21)	$3.34	$3.15	6
Capital expenditures	$19.1	$258.8	(93)	$183.8	$904.0	(80)
Net cash dispositions (3)	$(183.4)	$(19.8)		$(209.6)	$(67.5)	211
Dividends paid	$5.5	$63.8	(91)	$122.3	$253.2	(52)
Dividends paid per share	$0.01	$0.12	(92)	$0.23	$0.48	(52)
Number of shares outstanding at period end (000's)	543,033	533,438	2	543,033	533,438	2
Weighted average number of shares outstanding (000's)	543,033	531,654	2	539,951	527,851	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$(463.4)	$(854.8)	(46)	$(811.4)	$(879.0)	(8)
Net income (loss)	$(468.6)	$(506.0)	(7)	$(1,093.1)	$(578.8)	89
Net income (loss) per share	$(0.86)	$(0.95)	(9)	$(2.02)	$(1.10)	84
DEBT (4)
Senior debt				$1,719.5	$1,722.0	—
Convertible debentures				$137.0	$137.2	—
Total debt before working capital				$1,856.5	$1,859.2	—
Total debt including working capital				$1,671.2	$1,836.5	(9)
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	52%	50%		54%	55%
Heavy oil	42%	17%		37%	17%
Natural gas liquids	4%	11%		2%	11%
Natural gas	2%	22%		7%	17%
PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				68,510	91,695	(25)
Heavy oil (Mbbls)				273,194	272,610	—
Natural gas liquids (Mbbls)				28,477	34,261	(17)
Natural gas (Bcf)				1,194	953	25
Total oil equivalent (Mboe)				569,126	557,350	2
CAPITAL PERFORMANCE (1)
Finding & Development Cost ("F&D") per boe (5)				$7.12	$22.33	(68)
Recycle ratio (6)				3.5	1.1	218

(1)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(2)
Funds flow from operations for the three and twelve months ended December 31, 2015 excludes $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts.

(3)	Percentage changes in excess of 500 are excluded.

(4)	Debt includes the current and long term portions.

(5)	Includes changes in Future Development Costs ("FDC") and based on proved plus probable reserves.

(6)	Recycle ratio is calculated as operating netback, including commodity risk management, per boe divided by F&D costs per boe based on proved plus probable reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil, and heavy oil refers to heavy oil and bitumen.

PENGROWTH 2015 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to February 24, 2016.
Pengrowth’s fourth quarter and annual results for 2015 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution

PENGROWTH 2015 Management's Discussion and Analysis	4

readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The audited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of audited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the audited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the audited Consolidated Financial Statements is described below:
Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.

PENGROWTH 2015 Management's Discussion and Analysis	5

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.
Determination of Cash Generating Units ("CGUs")
CGUs are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.
Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision. Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate. Pengrowth’s December 31, 2015 ARO risk free discount rate of 2.3 percent remained unchanged from December 31, 2014.
Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.
Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.
Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted.

PENGROWTH 2015 Management's Discussion and Analysis	6

Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund capital investments and debt repayment as well as dividends, as applicable.
Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics as per the Financial Resources and Liquidity section of this MD&A. These metrics are: senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"); total debt before working capital to Adjusted EBITDA; Adjusted EBITDA to interest expense; and senior debt before working capital as a percentage of total book capitalization. Total book capitalization is the sum of senior debt before working capital and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash changes in fair value of commodity and power risk management contracts, non-cash mark to market gains and losses on investments and unrealized foreign exchange gains and losses, as applicable, that may significantly impact net income (loss) from period to period. Adjusted net income (loss) per share is calculated as adjusted net income (loss) divided by weighted average number of shares outstanding for the period.
Payout ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback, including commodity risk management, per boe divided by Finding and Development ("F&D") cost per boe and can also be calculated using Finding, Development & Acquisition ("FD&A") cost per boe. Recycle ratio can be calculated including or excluding Future Development Costs ("FDC").
Average Instantaneous Steam Oil Ratio ("ISOR") measures the current or instantaneous rate of steam required to produce a barrel of bitumen.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH 2015 Management's Discussion and Analysis	7

TREATMENT OF LINDBERGH RESULTS
Prior to April 1, 2015, only the Lindbergh pilot project production and related revenue and expenses were included in the reported financial and operating information and all expenses, net of revenue, from the first commercial phase of the Lindbergh thermal project ("Lindbergh Phase 1") were capitalized. After declaration of commerciality effective April 1, 2015, all Lindbergh related revenues and expenses are included in the 2015 financial and operating results. The combined results are referred to as Lindbergh throughout this document.
2015 ACTUAL RESULTS VS. 2015 GUIDANCE
The following table provides a summary of Pengrowth's 2015 Guidance and actual results:

	2015 Actual	2015 Guidance (1)
Production (boe/d)	71,409	70,000 - 72,000
Capital expenditures ($ millions)	183.8	190 - 210 (2)
Royalty expenses (% of sales)	10.8	11 - 14
Operating expenses ($/boe)	14.28	15.50 - 16.50
Cash G&A expenses ($/boe)	3.34	3.50 - 3.60

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Revised in the second quarter of 2015 from previous 2015 Guidance of $220 - $240 million.
2015 average daily production of 71,409 boe/d was at the higher end of 2015 Guidance.
2015 capital expenditures amounting to $183.8 million were slightly below 2015 Guidance resulting from further capital spending curtailments in the fourth quarter of 2015.
2015 royalty expenses as a percentage of sales were slightly below the lower end of 2015 Guidance as a result of lower than expected commodity prices.
2015 operating expenses per boe were below 2015 Guidance mostly driven by lower than anticipated operating costs on non-operated properties, significant favourable prior period adjustments and the exclusion of Lindbergh Phase 1 operating expenses in the first quarter of 2015, which had higher than average operating expenses per boe due to lower production.
Cash G&A expenses per boe were below the lower end of 2015 Guidance resulting from staff reductions and several cost saving initiatives.
2016 GUIDANCE
The following table provides Pengrowth's previously announced 2016 Guidance which does not reflect any acquisition or divestment activity:

2016 Guidance (1) (2)
Production (boe/d)	59,000 - 61,000
Capital expenditures ($ millions)	60 - 70
Royalty expenses (% of sales)	7 - 8
Operating expenses ($/boe)	15.25 - 16.25
Cash G&A expenses ($/boe)	2.75 - 3.25

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$30/bbl, AECO natural gas price of Cdn$2.40/Mcf and an exchange rate of Cdn$1 = U.S.$0.70.

PENGROWTH 2015 Management's Discussion and Analysis	8

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Production (boe/d)	67,934	74,239	71,802	71,409	73,288
Capital expenditures	19.1	15.5	258.8	183.8	904.0
Funds flow from operations (1)	114.2	120.6	115.8	459.3	505.7
Operating netback ($/boe) (2)	25.07	25.48	24.04	24.97	25.64
Adjusted net loss (3)	(463.4)	(374.0)	(854.8)	(811.4)	(879.0)
Net loss (3)	(468.6)	(329.6)	(506.0)	(1,093.1)	(578.8)

(1)
Funds flow from operations for the three and twelve months ended December 31, 2015 excludes $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts.

(2)	Including realized commodity risk management.

(3)
Includes non-cash after-tax impairment charges and after-tax loss or gain on dispositions as follows: $467.1 million in the fourth quarter of 2015, $375.1 million in the third quarter of 2015, $842.0 million in the fourth quarter of 2014, $861.6 million for full year 2015 and $840.5 million for full year 2014.

Funds Flow from Operations

($ millions)	Q3/15 vs. Q4/15		% Change	Q4/14 vs. Q4/15		% Change	2014 vs. 2015		% Change
Funds flow from operations for comparative period	Q3/15	120.6		Q4/14	115.8		2014	505.7
Increase (decrease) due to:
Volumes		(19.5)	(16)		0.1	—		(15.6)	(3)
Prices including differentials		(24.5)	(20)		(122.2)	(106)		(648.2)	(128)
Realized commodity risk management		13.2	11		76.0	66		423.1	84
Other income including sulphur		1.2	1		(0.3)	—		(2.3)	—
Royalties		—	—		32.1	28		179.1	35
Expenses:
Operating		9.6	8		13.1	11		43.3	9
Cash G&A		8.4	7		5.4	5		(2.7)	(1)
Interest & financing		0.6	—		(10.2)	(9)		(29.3)	(6)
Other expenses including transportation		4.6	4		4.4	4		6.2	1
Net change		(6.4)	(5)		(1.6)	(1)		(46.4)	(9)
Funds flow from operations (1)	Q4/15	114.2		Q4/15	114.2		2015	459.3

(1)
Funds flow from operations for the three and twelve months ended December 31, 2015 excludes $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts.

Pengrowth's fourth quarter of 2015 funds flow from operations decreased 5 percent compared to the third quarter of 2015. This was driven by the impact of lower commodity prices and volumes which were mostly offset by higher realized commodity risk management gains, lower operating, cash G&A and other expenses.
Fourth quarter of 2015 funds flow from operations decreased only 1 percent compared to the same period last year as the unfavourable impact of significantly lower commodity prices was mitigated by increased realized commodity risk management gains combined with lower royalties and operating expenses.
Pengrowth's full year 2015 funds flow from operations decreased 9 percent compared to 2014 also driven by the impact of significantly lower commodity prices and higher interest and financing charges primarily related to the impact of foreign exchange. These decreases were largely offset by realized commodity risk management gains, along with lower royalties and operating expenses.
Net Loss
Pengrowth recorded $1,000.5 million (approximately $789 million after-tax) of non-cash impairment charges in 2015 compared to $994.6 million (approximately $858 million after-tax) in 2014. These impairment charges significantly impacted Pengrowth's 2015 and 2014 reported earnings.

PENGROWTH 2015 Management's Discussion and Analysis	9

The net loss of $468.6 million in the fourth quarter of 2015 compared to the net loss of $329.6 million in the third quarter of 2015 increased due to higher non-cash impairment charges, a lower increase in fair value of commodity risk management contracts combined with the higher loss on disposition of properties.
The net loss of $468.6 million in the fourth quarter of 2015 compared to the net loss of $506.0 million in the fourth quarter of 2014 decreased due to lower non-cash impairment charges, lower DD&A and increased deferred income tax recovery which were mostly offset by a lower increase in fair value of commodity risk management contracts combined with the higher loss on disposition of properties.
Full year 2015 net loss of $1,093.1 million compared to a net loss of $578.8 million in 2014 increased primarily due to a significant change in fair value of commodity risk management contracts year over year.
Adjusted Net Loss
Pengrowth reports adjusted net income or loss to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net loss to adjusted net loss:

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Net loss	(468.6)	(329.6)	(506.0)	(1,093.1)	(578.8)
Exclude non-cash items from net loss:
Change in fair value of commodity and power risk management contracts	35.5	120.9	501.3	(49.4)	499.6
Unrealized foreign exchange loss (1)	(25.0)	(41.3)	(29.8)	(235.2)	(79.0)
Unrealized loss on investments	—	—	—	—	(5.0)
Tax effect on non-cash items above	(15.7)	(35.2)	(122.7)	2.9	(115.4)
Total excluded	(5.2)	44.4	348.8	(281.7)	300.2
Adjusted net loss	(463.4)	(374.0)	(854.8)	(811.4)	(879.0)

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net loss:

($ millions)	Q3/15 vs. Q4/15		Q4/14 vs. Q4/15		2014 vs. 2015
Adjusted net loss for comparative period	Q3/15	(374.0)	Q4/14	(854.8)	2014	(879.0)
Funds flow from operations decrease		(6.4)		(1.6)		(46.4)
DD&A and accretion expense decrease		16.4		23.3		63.4
Impairment charges (increase) decrease (1)		(36.5)		476.1		(5.9)
Realized foreign exchange gain on settled FX swaps increase		0.2		0.2		94.1
Loss on property dispositions increase		(71.8)		(93.1)		(121.4)
Other		(1.7)		(0.5)		(0.2)
Estimated tax on above including tax rate change		10.4		(13.0)		84.0
Net change		(89.4)		391.4		67.6
Adjusted net loss	Q4/15	(463.4)	Q4/15	(463.4)	2015	(811.4)

(1)	See Notes 5 and 7 to the December 31, 2015 audited Consolidated Financial Statements for additional information.
Pengrowth posted an adjusted net loss of $463.4 million in the fourth quarter of 2015 compared to an adjusted net loss of $374.0 million in the third quarter of 2015 due to higher loss on disposition of properties and higher non-cash impairment charges.
The fourth quarter of 2015 adjusted net loss improved $391.4 million compared to the same period last year primarily due to lower fourth quarter of 2015 non-cash impairment charges relative to the fourth quarter of 2014.
Pengrowth's full year 2015 adjusted net loss of $811.4 million compared to the adjusted net loss of $879.0 million in 2014 represents an improvement of $67.6 million primarily driven by the realized foreign exchange gain from settlement

PENGROWTH 2015 Management's Discussion and Analysis	10

of U.S. swap contracts in 2015. Higher loss on disposition of properties and lower funds flow from operations during the most recent year were largely offset by lower DD&A.
Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 17 to the December 31, 2015 audited Consolidated Financial Statements for more information on Pengrowth's risk management contracts.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$36.28	$1.00
Light oil				6.1
Heavy oil				8.4
Oil risk management (4)				(11.5)
NGLs				3.5
Net impact of U.S.$1/bbl increase in WTI				6.5
Oil differentials
Light oil	U.S.$/bbl	$3.44	$1.00	(6.1)
Heavy oil	U.S.$/bbl	$16.35	$1.00	(8.4)
Oil differentials risk management (4)				4.1
Net impact of U.S.$1/bbl increase in differentials				(10.4)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$2.32	$0.10
Natural gas				4.6
Natural gas risk management (4)				(4.5)
Net impact of Cdn$0.10/Mcf increase in AECO				0.1

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. An exchange rate of Cdn$1 = U.S.$0.70 was used.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at January 26, 2016 and does not include the impact of commodity risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes commodity risk management contracts as at December 31, 2015.

PENGROWTH 2015 Management's Discussion and Analysis	11

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated. Prior to April 1, 2015, the Lindbergh Phase 1 expenses, net of revenue, were capitalized, in accordance with IFRS. As a result of the declaration of commerciality in respect of the Lindbergh project, commencing April 1, 2015, financial and operating results from the Lindbergh Phase 1 project are reflected in Pengrowth’s results.
CAPITAL EXPENDITURES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Drilling, completions and facilities
Lindbergh (1)	6.3	3.3	80.4	87.2	442.3
Conventional	0.4	0.3	34.9	42.2	256.5
Total drilling, completions and facilities	6.7	3.6	115.3	129.4	698.8
Land & seismic acquisitions (2)	—	0.1	123.9	0.6	129.3
Maintenance capital	11.9	11.6	17.8	51.1	72.8
Development capital	18.6	15.3	257.0	181.1	900.9
Other capital	0.5	0.2	1.8	2.7	3.1
Capital expenditures	19.1	15.5	258.8	183.8	904.0

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices is present. Fourth quarter of 2015 capital expenditures were limited to $19.1 million. Approximately 33 percent of the fourth quarter of 2015 capital was spent at Lindbergh and 62 percent was spent on turnaround, safety, integrity, maintenance and enhancement activities. The remaining capital was primarily spent at Pengrowth's conventional properties.
Pengrowth's full year 2015 capital spending amounted to $183.8 million, of which approximately 47 percent was invested at Lindbergh and 23 percent on drilling, completions and facilities at Pengrowth's conventional properties with the remaining 30 percent invested in safety, integrity, maintenance at Pengrowth's conventional properties, land and seismic.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many other thermal projects. The project recycles on site in excess of 95 percent of water used in operations. The first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013, first steam was announced in December 2014, commerciality was declared as of April 1, 2015, and the pilot well pairs were redirected to the commercial facility on April 11, 2015. The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013, with approval anticipated in the first half of 2016. Lindbergh may be developed in stages with the ultimate potential for bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life.

PENGROWTH 2015 Management's Discussion and Analysis	12

	Three months ended
Average Commodity Prices	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015
Average exchange rate (Cdn$1 = U.S.$)	0.75	0.76	0.81
WTI oil (U.S.$/bbl)	42.17	46.43	57.96
Average WSC Differentials to WTI (U.S.$/bbl)	(14.48)	(13.09)	(11.59)
WCS heavy oil (U.S.$/bbl)	27.69	33.34	46.37
WCS heavy oil (Cdn$/bbl)	36.86	43.86	57.00
Lindbergh Heavy Oil Netback (Cdn$/bbl)
Sales	27.10	35.23	49.12
Royalties	(0.41)	(0.92)	(1.03)
Operating expenses	(9.86)	(9.66)	(12.66)
Transportation expenses	(2.74)	(2.96)	(4.26)
Lindbergh heavy oil operating netback	14.09	21.69	31.17

Lindbergh Heavy Oil Production (bbl/d)	14,274	14,564	10,930
Average Instantaneous Steam Oil Ratio ("ISOR")	2.1	2.1	2.5
Lindbergh generated a netback of $14.09/bbl in the fourth quarter of 2015 down significantly from the prior quarters in 2015 due to the lower WCS benchmark price. The netback excludes realized commodity risk management gains.
The fourth quarter of 2015 production was impacted by a scheduled partial plant turnaround, as required to meet Alberta Pressure Equipment Safety Regulations for the facilities, and minor unexpected production interruptions. Production ramp-up resumed following these interruptions with average field production for the month of December 2015 of 15,098 bbl/d which allowed the fourth quarter production to remain essentially flat compared to the third quarter of 2015 but still exceeding the nameplate capacity of the first commercial phase of Lindbergh of 12,500 bbl/d.
Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 480 gross (221 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta with low production decline rates and strong cash flow, as well as Montney natural gas opportunities with potentially significant liquid yield in north eastern British Columbia.
Conventional development was curtailed early in 2015, with the fourth quarter of 2015 capital spending of $11.9 million focused on safety, maintenance and integrity of existing assets and minor partner operated activity.

PENGROWTH 2015 Management's Discussion and Analysis	13

RESERVES AND PERFORMANCE MEASURES
Reserves - Company Interest at Forecast Prices

Reserves Summary (MMboe except as noted)	2015	2014	2013
Proved Reserves
Additions + revisions for the year	(6.1)	32.9	83.4
Net dispositions for the year	(25.8)	(3.2)	(45.6)
Total proved reserves at period end	252.1	310.1	307.0
Proved reserve replacement ratio excluding net dispositions	(23)%	123%	270%
Proved reserve replacement ratio including net dispositions	(122)%	111%	122%
Proved plus Probable Reserves (P+P)
Additions + revisions for the year	73.6	112.4	65.3
Net dispositions for the year	(35.8)	(5.6)	(69.0)
Total proved plus probable reserves at period end	569.1	557.4	477.4
Total production (MMboe)	26.1	26.8	30.9
P+P Reserve replacement ratio excluding net dispositions	282%	420%	211%
P+P Reserve replacement ratio including net dispositions	145%	399%	(12)%
Pengrowth’s 2015 total proved reserves decreased 19 percent from 2014, while total proved plus probable reserves increased 2 percent. The decrease of 6.1 MMboe of proved reserves relating to additions and revisions in 2015 was primarily due to negative revisions caused by lower commodity price forecasts. Pengrowth added 73.6 MMboe of total proved plus probable reserves in 2015 from development and optimization activities in non-thermal properties, and ongoing reservoir delineation of the Lindbergh thermal project, partially offset by the impact of lower commodity price forecasts. The 2015 reserve additions resulted in a reserve replacement ratio of 282 percent for total proved plus probable reserves excluding net dispositions, and 145 percent including net dispositions.
Further details of Pengrowth’s 2015 year end reserves, F&D and FD&A calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on EDGAR (www.sec.gov).
Performance Measures
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.

Finding & Development Costs & Recycle Ratio	2015	2014	2013	3 year weighted average
Excluding Net Dispositions (F&D)
Excluding changes in FDC
F&D costs per boe - (P+P)	$2.47	$8.03	$10.61	$7.07
Recycle ratio (1)	10.1	3.2	2.3	3.5
Including changes in FDC
F&D costs per boe - (P+P)	$7.12	$22.33	$21.96	$17.78
Recycle ratio (1)	3.5	1.1	1.1	1.4

(1)	Recycle ratio is calculated as operating netback, including commodity risk management, per boe divided by F&D costs per boe based on proved plus probable reserves.
2015 total proved plus probable F&D cost, including changes in FDC, was $7.12/boe, decreasing significantly from 2014 as a result of adding relatively low cost bitumen and Montney gas reserves and reduced forecasts of FDC primarily due to drilling cost efficiencies.
Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2015 yielded a recycle ratio, excluding net dispositions and including changes in FDC, of 3.5 on a proved plus probable basis. The improvement in the 2015 recycle ratio from prior years is primarily due to reduced F&D costs as the 2015 netback remained relatively stable compared to 2014 and 2013 despite the lower commodity prices. This can be attributed to Pengrowth's commodity risk management which mitigated lower commodity prices in 2015.

PENGROWTH 2015 Management's Discussion and Analysis	14

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2015	% of total	Sept 30, 2015	% of total	Dec 31, 2014	% of total	Dec 31, 2015	% of total	Dec 31, 2014	% of total
Light oil (bbls)	14,153	21	15,680	21	19,361	27	16,329	23	21,228	29
Heavy oil (bbls)	18,089	27	20,489	28	8,299	12	15,914	22	8,251	11
Natural gas liquids (bbls)	8,205	12	8,331	11	9,381	13	8,619	12	10,130	14
Natural gas (Mcf)	164,922	40	178,428	40	208,563	48	183,276	43	202,076	46
Total boe per day	67,934		74,239		71,802		71,409		73,288

Fourth quarter of 2015 average daily production decreased 8 percent compared to the third quarter of 2015 due to the property dispositions that closed in the fourth quarter of 2015, planned and unplanned outages, and natural declines.
Fourth quarter and full year 2015 average daily production decreased 5 percent and 3 percent, respectively, compared to the same periods last year. The inclusion of Lindbergh Phase 1 production and additions from the 2014 Groundbirch development program mostly offset the impacts of 2014 and 2015 property dispositions, production declines and approximately 1,000 boe/d of shut-in uneconomic natural gas production.
Light Oil
Fourth quarter of 2015 light oil production decreased 10 percent compared to the third quarter of 2015 primarily due to well downtime in the Lochend/Garrington and Oak areas as well as natural declines.
Fourth quarter and full year 2015 light oil production decreased 27 percent and 23 percent, respectively, compared to the same periods last year. These decreases result from natural declines combined with well and facility downtime in 2015. The 2014 Red Earth disposition also contributed to the decreases.
Heavy Oil
Fourth quarter of 2015 heavy oil production decreased 12 percent compared to the third quarter of 2015 resulting from the disposition of the Bodo and Jenner properties in the fourth quarter of 2015.
Fourth quarter and full year 2015 heavy oil production increased 118 percent and 93 percent, respectively, compared to the same periods last year due to inclusion of the Lindbergh Phase 1 production partially offset by the impact of the Bodo and Jenner dispositions.
NGLs
Fourth quarter of 2015 NGL production decreased 2 percent compared to the third quarter of 2015 due to lower NGL sales at Judy Creek which were mostly offset by a partial Sable Offshore Energy Project ("SOEP") condensate shipment which occurred in October 2015.
Fourth quarter and full year 2015 NGL production decreased 13 percent and 15 percent, respectively, compared to the same periods last year mainly due to natural declines combined with a planned turnaround at Judy Creek in 2015.
Natural Gas
Fourth quarter of 2015 natural gas production decreased 8 percent compared to the third quarter of 2015 primarily due to the absence of volumes from the 2015 dispositions and natural declines in 2015.
Fourth quarter and full year 2015 natural gas production decreased 21 percent and 9 percent, respectively, compared to the same periods last year. This was primarily due to 2015 dispositions and natural declines. Also contributing to the declines was the impact of shut-in uneconomic natural gas production partially offset by additions from the 2014 Groundbirch development program.

PENGROWTH 2015 Management's Discussion and Analysis	15

COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
(U.S.$/bbl)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Average exchange rate (Cdn$1 = U.S.$)	0.75	0.76	0.88	0.78	0.91
Average Benchmark Prices
WTI oil	42.17	46.43	73.15	48.76	93.00
Average WSC Differentials to WTI	(14.48)	(13.09)	(14.24)	(13.51)	(19.40)
WCS heavy oil	27.69	33.34	58.91	35.25	73.60

	Three months ended			Twelve months ended
(Cdn$/bbl)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Average Benchmark Prices
WTI oil	56.21	61.42	83.05	62.11	102.44
Edmonton par light oil	52.93	56.89	75.79	57.20	94.50
WCS heavy oil	36.86	43.86	66.85	44.79	81.03
Average Differentials to WTI
Edmonton par	(3.28)	(4.53)	(7.26)	(4.91)	(7.94)
WCS heavy oil	(19.35)	(17.56)	(16.20)	(17.32)	(21.41)
Average Sales Prices
Light oil	49.00	54.76	72.93	54.06	92.10
Heavy oil	28.72	35.60	61.56	37.75	75.21
Natural gas liquids	21.86	18.79	39.51	24.29	52.17
Fourth quarter of 2015 WTI crude oil price averaged Cdn$56.21/bbl, a decrease of 8 percent and 32 percent compared to the third quarter of 2015 and fourth quarter of 2014, respectively. Full year 2015 WTI crude oil price averaged Cdn$62.11/bbl, a decrease of 39 percent compared to 2014. The decline in global crude oil prices continued throughout 2015 as the excess supply of crude oil persisted. For Canadian producers such as Pengrowth that report revenues in Canadian dollars, the decline in the U.S. dollar based WTI crude oil price was partially muted by the decline in the value of the Canadian dollar relative to the U.S. dollar.
Edmonton par light oil price averaged Cdn$52.93/bbl in the fourth quarter of 2015, representing a decrease of 7 percent and 30 percent compared to the third quarter of 2015 and fourth quarter of 2014, respectively. Full year 2015 Edmonton par light oil price averaged Cdn$57.20/bbl, a decrease of 39 percent compared to full year 2014. Lower WTI prices, slightly offset by the narrowing of the light oil differential between Edmonton par and WTI, were the main drivers behind the decreases quarter over quarter and year over year.
WCS heavy oil price averaged Cdn$36.86/bbl in the fourth quarter of 2015, a decrease of 16 percent and 45 percent compared to the third quarter of 2015 and fourth quarter of 2014, respectively. Full year 2015 WCS heavy oil price averaged Cdn$44.79/bbl, a decrease of 45 percent compared to the same period in 2014. Lower WTI prices coupled with a widening of the heavy oil differential in the fourth quarter of 2015 were the primary drivers behind lower WCS heavy oil price compared to the third quarter of 2015 and the fourth quarter of 2014. Full year 2015 WCS price was lower due to weaker WTI price partially offset by a narrowing of the heavy oil differential in 2015.
Location and quality differentials, growing U.S. crude oil production as well as transportation bottlenecks influence Canadian crude oil price differentials relative to WTI. When differentials widen significantly, Pengrowth can take proactive steps to improve realizations, including delivering crude oil to rail terminals.
Pengrowth's fourth quarter and full year 2015 average realized oil sales prices, excluding realized commodity risk management, moved in conjunction with the above described benchmark prices and differentials, as per the table above.

PENGROWTH 2015 Management's Discussion and Analysis	16

Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. All NGLs experienced significant price reductions in the second half of 2015 due to over-supply, with propane's realization actually being negative in the third quarter of 2015. Negative realizations can occur when the transportation cost exceeds the product price, yet production may continue as NGLs are often byproducts of natural gas production.
Pengrowth's average realized NGL sales price increased 16 percent from the third quarter of 2015 primarily due to the propane realization turning positive in the fourth quarter of 2015. The fourth quarter and full year 2015 average realized NGL sales prices decreased 45 percent and 53 percent, respectively, compared to the same period in 2014 driven by the significant declines in commodity prices, as described above.
Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Average Benchmark Prices
NYMEX gas (per MMBtu)	2.98	3.62	4.36	3.35	4.71
AECO monthly gas (per MMBtu)	2.65	2.83	4.01	2.77	4.42
Average Differential to NYMEX
AECO differential (per MMBtu)	(0.33)	(0.79)	(0.35)	(0.58)	(0.29)
Average Sales Prices
Natural gas (per Mcf) (1)	2.50	3.02	4.02	3.00	4.74

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Pengrowth sells its natural gas at several different sales points in addition to AECO monthly. This can result in a significant variance between Pengrowth's realized natural gas price and the benchmark prices for the same period.
The NYMEX natural gas benchmark price averaged Cdn$2.98/MMBtu in the fourth quarter of 2015, a decrease of 18 percent compared to the third quarter of 2015 and 32 percent compared to the fourth quarter of 2014. Full year 2015 NYMEX natural gas price averaged Cdn$3.35/MMBtu, a decrease of 29 percent compared to 2014. The decrease in fourth quarter 2015 NYMEX price compared to the third quarter of 2015 and the fourth quarter of 2014 resulted from decreased demand for natural gas due to higher than normal temperatures across much of North America. Full year 2015 prices were also lower compared to 2014 due to continued growth in natural gas supplies.
AECO monthly gas price averaged Cdn$2.65/MMBtu in the fourth quarter of 2015, a decrease of 6 percent and 34 percent compared to the third quarter of 2015 and the fourth quarter of 2014, respectively. A weaker NYMEX benchmark price offset by a narrowing of the differential between NYMEX and AECO was the driver behind the lower prices. Full year 2015 AECO monthly gas price averaged Cdn$2.77/MMBtu, a decrease of 37 percent compared to 2014. The full year decline in prices resulted from a lower NYMEX benchmark coupled with a widening of the differential between NYMEX and AECO.
Pengrowth's fourth quarter and full year 2015 average realized natural gas sales prices, excluding realized commodity risk management, decreased, as per the table above, in conjunction with the above described benchmark prices and differentials. In addition to this, the fourth quarter of 2015 average natural gas sales price contained an unfavourable adjustment relating to a Northeast BC property.
Total Average Sales Prices

	Three months ended			Twelve months ended
($/boe)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Average sales prices	26.56	30.75	43.61	31.41	55.42
Other production income including sulphur	0.50	0.27	0.52	0.47	0.54
Total oil and gas sales price	27.06	31.02	44.13	31.88	55.96
Realized commodity risk management gain (loss)	15.63	12.38	3.29	12.55	(3.60)
Total oil and gas sales price including realized commodity risk management	42.69	43.40	47.42	44.43	52.36

PENGROWTH 2015 Management's Discussion and Analysis	17

Pengrowth’s fourth quarter of 2015 average realized sales price, before the effects of commodity risk management activities, was Cdn$26.56/boe and represented a decrease of 14 percent and 39 percent compared to the third quarter of 2015 and fourth quarter of 2014, respectively. Full year 2015 average realized sales price, before the effects of commodity risk management, of Cdn$31.41/boe declined 43 percent compared to full year 2014. The decrease in 2015 average sales price, before the effects of commodity risk management, compared to the same periods in 2014 resulted from lower benchmark prices for both crude oil and natural gas described earlier.

In spite of significant decrease in average sales prices, Pengrowth’s fourth quarter of 2015 average realized price after commodity risk management declined only 2 percent and 10 percent compared to the third quarter of 2015 and fourth quarter of 2014, respectively. For full year 2015, Pengrowth realized an average price of Cdn$44.43/boe, a decrease of 15 percent compared to 2014. The decline in realized prices year over year was due to the decrease in benchmark prices mentioned above, partly offset by the strength of Pengrowth's risk management program.
Realized Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
($ millions except per unit amounts)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Oil risk management	88.2	76.7	24.3	294.4	(66.5)
$/bbl (1)	29.73	23.05	9.55	25.02	(6.18)
Natural gas risk management	9.5	7.8	(2.6)	32.6	(29.6)
$/Mcf	0.63	0.48	(0.14)	0.49	(0.40)
Total realized gain (loss)	97.7	84.5	21.7	327.0	(96.1)
$/boe	15.63	12.38	3.29	12.55	(3.60)

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps and puts to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. In addition to forward price swaps and puts, Pengrowth also manages a part of its exposure to oil price differentials using financial swaps.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted price is lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
A realized commodity risk management gain of $97.7 million or $15.63/boe was recorded in the fourth quarter of 2015, compared to gains of $84.5 million or $12.38/boe in the third quarter of 2015 and $21.7 million or $3.29/boe in the fourth quarter of 2014, resulting from further decline in the oil and natural gas benchmark prices during the fourth quarter of 2015.
Full year 2015 realized commodity risk management gain of $327.0 million or $12.55/boe compared to a loss of $96.1 million or $3.60/boe in 2014 was mostly driven by a decline in the oil and natural gas benchmark prices starting in the second half of 2014.
Changes in Fair Value of Commodity Risk Management Contracts

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Fair value of commodity risk management assets at period end	370.5	335.2	421.1	370.5	421.1
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	335.2	214.7	(84.2)	421.1	(80.0)
Increase (decrease) in fair value of commodity risk management contracts for the period	35.3	120.5	505.3	(50.6)	501.1

PENGROWTH 2015 Management's Discussion and Analysis	18

Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded an increase in fair value of commodity risk management contracts of $35.3 million in the fourth quarter of 2015 as fair value of commodity risk management assets increased at December 31, 2015 relative to the beginning of the period. This was a result of the downward movement in the forward curve pricing partially offset by actual settlements of contracts, or realized commodity risk management gains, of $97.7 million in the fourth quarter of 2015.
Pengrowth recorded a $50.6 million decrease in fair value of commodity risk management contracts for the twelve months ended December 31, 2015 as fair value of commodity risk management assets decreased at December 31, 2015 relative to the beginning of the period. This was a result of the settlement of contracts, or realized commodity risk management gains, of $327.0 million in 2015 largely offset by the downward movement in the forward curve pricing.
Forward Contracts - Commodity and Power Risk Management
Pengrowth uses crude oil and natural gas swaps and puts to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials. These contracts, as well as the power risk management contracts in place at December 31, 2015, are summarized in the following table:

Crude Oil Swaps and Puts
Reference point	Year	Volume (bbl/d)	% of total 2016 oil production Guidance (1)	Price/bbl ($Cdn) (2)
WTI	2016	22,239	74%	88.58
WTI	2017	5,000	17%	78.73
WTI	2018	5,500	18%	80.49
Crude Oil Differential Swaps
Reference point	Year	Volume (bbl/d)	% of total 2016 oil production Guidance (1)	Price/bbl ($Cdn)
Edmonton Light Sweet	2016	7,000	23%	Cdn WTI less $7.02
Western Canada Select	2016	8,000	27%	Cdn WTI less $18.32
Natural Gas Swaps and Puts
Reference point	Remaining Term	Volume (MMBtu/d)	% of 2016 natural gas production Guidance	Price/MMBtu ($Cdn)
AECO	2016	126,758	93%	3.28
AECO	2017	90,594	67%	3.47
AECO	2018	66,347	49%	3.59
AECO	2019	2,370	2%	3.52
Power
Reference point	Remaining Term	Volume (MW)	% of estimated power purchases	Price/MWh ($Cdn)
AESO	2016	20	32%	44.13

(1)	Includes light and heavy crude oil.

(2)	WTI $U.S. contracts were converted at the period end exchange rate.
As a result of the 2015 divestment program, 2016 natural gas risk management contracts represent over 90 percent of 2016 production Guidance.

PENGROWTH 2015 Management's Discussion and Analysis	19

See the Commodity Price Contracts section in Note 17 to the December 31, 2015 audited Consolidated Financial Statements for more information.
Commodity and Power Price Sensitivity on Risk Management Contracts as at December 31, 2015

($ millions)
Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	(12.0)	12.0
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	(5.5)	5.5
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(25.9)	25.9
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at December 31, 2015, revenue and cash flow would have been $370.5 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $370.5 million is composed of net assets of $287.1 million relating to risk management contracts expiring within one year and assets of $83.4 million relating to risk management contracts expiring beyond one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
Given the low commodity price environment and Pengrowth's current level of debt, the Board of Directors approved a one time measure on September 18, 2015 which allows for up to 90 percent of estimated production to be under risk management until December 31, 2018. After December 31, 2018, the 90 percent limit will revert to the previous limit of 65 percent for a rolling 1 to 24 month period.
As at December 31, 2015, Pengrowth's Board has authorized it to sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Forward Period	Percent of Estimated Power Purchases
1 - 36 Months	Up to 90%	1 - 24 Months	Up to 80%
37 - 45 Months	Up to 50%	25 - 36 Months	Up to 50%
46 - 60 Months	Up to 25%	37 - 60 Months	Up to 25%

PENGROWTH 2015 Management's Discussion and Analysis	20

OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended						Twelve months ended
($ millions except percentages)	Dec 31, 2015	% of total	Sept 30, 2015	% of total	Dec 31, 2014	% of total	Dec 31, 2015	% of total	Dec 31, 2014	% of total
Light oil	63.8	38	79.0	37	129.9	45	322.2	39	713.6	48
Heavy oil	47.8	28	67.1	32	47.0	16	219.3	27	226.5	15
Natural gas liquids	16.5	10	14.4	7	34.1	12	76.4	9	192.9	13
Natural gas	37.9	22	49.5	23	77.1	26	200.7	24	349.4	23
Other income including sulphur	3.1	2	1.9	1	3.4	1	12.2	1	14.5	1
Total oil and gas sales (1)	169.1		211.9		291.5		830.8		1,496.9

(1)	Excluding realized commodity risk management.
Price and Volume Analysis
Quarter ended December 31, 2015 versus Quarter ended September 30, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended September 30, 2015 (1)	79.0	67.1	14.4	49.5	1.9	211.9
Effect of change in product prices and differentials	(7.5)	(11.4)	2.3	(7.9)	—	(24.5)
Effect of change in sales volumes	(7.7)	(7.9)	(0.2)	(3.7)	—	(19.5)
Other	—	—	—	—	1.2	1.2
Quarter ended December 31, 2015 (1)	63.8	47.8	16.5	37.9	3.1	169.1

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 19 percent in the fourth quarter of 2015 compared to the third quarter of 2015 driven by a 6 percent decrease in the Edmonton par light oil benchmark price and lower light oil sales volumes. Fourth quarter of 2015 heavy oil sales decreased 29 percent due to a 15 percent decline in WCS heavy oil benchmark price combined with lower volumes due to the Bodo and Jenner property dispositions. NGL sales increased 15 percent primarily due to the increase in propane price compared to the third quarter of 2015. Natural gas sales decreased 23 percent due to lower natural gas benchmark prices and lower sales volumes compared to the third quarter of 2015.
Quarter ended December 31, 2015 versus Quarter ended December 31, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended December 31, 2014 (1)	129.9	47.0	34.1	77.1	3.4	291.5
Effect of change in product prices and differentials	(31.2)	(54.6)	(13.3)	(23.1)	—	(122.2)
Effect of change in sales volumes	(34.9)	55.4	(4.3)	(16.1)	—	0.1
Other	—	—	—	—	(0.3)	(0.3)
Quarter ended December 31, 2015 (1)	63.8	47.8	16.5	37.9	3.1	169.1

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 51 percent in the fourth quarter of 2015 compared to the same period in 2014 due to a 29 percent decrease in the Edmonton par light oil benchmark price combined with lower light oil sales volumes. Fourth quarter of 2015 heavy oil sales increased 2 percent compared to the same period last year resulting from inclusion of the Lindbergh Phase 1 sales volumes largely offset by the impact of a 44 percent decrease in the WCS heavy oil benchmark price. NGL sales decreased 52 percent also driven by the impact of lower commodity prices and lower volumes. Natural gas sales decreased 51 percent primarily due to significantly lower natural gas benchmark prices relative to the fourth quarter of 2014 combined with lower natural gas sales volumes.

PENGROWTH 2015 Management's Discussion and Analysis	21

Twelve Months ended December 31, 2015 versus Twelve Months ended December 31, 2014
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Twelve months ended December 31, 2014 (1)	713.6	226.5	192.9	349.4	14.5	1,496.9
Effect of change in product prices and differentials	(226.7)	(217.6)	(87.7)	(116.2)	—	(648.2)
Effect of change in sales volumes	(164.7)	210.4	(28.8)	(32.5)	—	(15.6)
Other	—	—	—	—	(2.3)	(2.3)
Twelve months ended December 31, 2015 (1)	322.2	219.3	76.4	200.7	12.2	830.8

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Full year 2015 light oil sales decreased 55 percent compared to the same period in 2014 due to a 39 percent decrease in the Edmonton par light oil benchmark price combined with lower light oil sales volumes. Heavy oil sales decreased 3 percent as the effect of the 45 percent decrease in the WCS heavy oil benchmark price exceeded the inclusion of the nine months of Lindbergh Phase 1 sales volumes. NGL sales decreased 60 percent driven by the impact of lower commodity prices and lower volumes. Natural gas sales decreased 43 percent due to significantly lower natural gas benchmark prices relative to 2014 combined with lower natural gas volumes.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended			Twelve months ended
	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Royalty expenses	19.1	19.1	51.2	89.5	268.6
$/boe	3.06	2.80	7.75	3.43	10.04
Royalties as a percent of oil and gas sales (%) (1)	11.3	9.0	17.6	10.8	17.9

(1)	Excluding realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes. Lindbergh Phase 1 royalties are also incorporated as of April 1, 2015.
The applicable Lindbergh Phase 1 royalty rates are price sensitive and change depending on whether the project is pre-payout or post-payout. The project will reach payout when its cumulative revenues exceed its cumulative eligible costs. The royalty rate applicable to the pre-payout Lindbergh Phase 1 project varies from 1 percent when the monthly Cdn$ equivalent WTI price is less than or equal to $55/bbl to 9 percent when the Cdn$ equivalent WTI price is in excess of $120/bbl. The Lindbergh Phase 1 project is currently in pre-payout.
Fourth quarter of 2015 royalties as a percentage of sales increased to 11.3 percent from 9.0 percent in the third quarter of 2015 primarily due to a downward adjustment of the Gas Cost Allowance ("GCA") for 2015.
Fourth quarter of 2015 royalties as a percentage of sales decreased to 11.3 percent from 17.6 percent in the fourth quarter of 2014 primarily driven by the favourable effect of lower commodity prices on royalties in 2015 as well as the impact of the Lindbergh Phase 1 royalties which are currently subject to pre-payout royalty rates. This was partly offset by lower GCA in 2015.
Full year 2015 royalties as a percentage of sales also decreased to 10.8 percent from 17.9 percent in 2014 because of the impact of lower 2015 commodity prices and inclusion of the Lindbergh Phase 1 royalties as of April 1, 2015 partly offset by lower GCA.
In January 2016, the Government of Alberta completed a review of the province’s oil and gas royalty system. The new royalty system was announced and included no changes for 10 years for existing wells, and is intended to improve transparency and disclosure around royalty information. There were no changes to oil sands royalties. The non-oil sands wells drilled after January 1, 2017, will be subject to a new royalty regime, the details of which have yet to be released.

PENGROWTH 2015 Management's Discussion and Analysis	22

OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Operating expenses	81.4	91.0	94.5	372.1	415.4
$/boe	13.02	13.32	14.31	14.28	15.53
Fourth quarter of 2015 operating expenses decreased $9.6 million or 11 percent compared to the third quarter of 2015 due to the absence of operating expenses related to divested properties combined with a significant favourable prior period processing fee throughput adjustment in the fourth quarter of 2015. On a per boe basis, fourth quarter of 2015 operating expenses decreased $0.30/boe compared to the third quarter of 2015 primarily due to divestment of properties with higher per boe operating expenses partly offset by lower production volumes.
Fourth quarter of 2015 operating expenses decreased $13.1 million or 14 percent compared to the fourth quarter of 2014 due to lower utilities as well as the absence of expenses related to property dispositions and expenses related to the uneconomic shut-in of gas volumes. In light of low commodity prices, Pengrowth's ongoing focus on cost control efforts is also reflected in lower operating costs in the current quarter. Partly offsetting these decreases was inclusion of the Lindbergh Phase 1 operating expenses as of April 1, 2015. On a per boe basis, fourth quarter of 2015 operating expenses decreased $1.29/boe compared to the fourth quarter of 2014, primarily due to lower costs as described above, and inclusion of Lindbergh Phase 1 operating expenses of $9.86/boe, which are lower than average per boe operating expenses. This was partly offset by lower production volumes in the fourth quarter of 2015.
Full year 2015 operating expenses decreased $43.3 million or 10 percent compared to 2014 as a result of lower utilities, the absence of expenses related to property dispositions and uneconomic shut-in gas volumes as well as ongoing cost control efforts. This was partially offset by inclusion of the Lindbergh Phase 1 operating expenses in the results as of April 1, 2015. On a per boe basis, full year 2015 operating expenses decreased $1.25/boe compared to the same period last year mostly due to the impact of lower costs noted above and inclusion of nine months of Lindbergh Phase 1 operating expenses of $10.55/boe.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Transportation expenses	9.6	12.3	8.7	45.5	30.8
$/boe	1.54	1.80	1.32	1.75	1.15
Fourth quarter of 2015 transportation expenses decreased $2.7 million or $0.26/boe compared to the third quarter of 2015. This was primarily due to lower trucking costs at Lochend and Swan Hills combined with lower natural gas volumes being directly marketed and delivered to the Chicago sales point.
Fourth quarter and full year 2015 transportation expenses increased $0.9 million or $0.22/boe and $14.7 million or $0.60/boe, respectively, compared to the same periods in 2014 resulting from higher pipeline tariffs in addition to incremental Lindbergh Phase 1 production transportation expenses.
Pengrowth entered into a transportation agreement with Husky in late 2014 for delivery of production from Lindbergh to Hardisty, Alberta, with options to nominate additional future volumes as Lindbergh expands. Pengrowth retains maximum flexibility in regards to transportation options at Lindbergh and will be able to utilize both rail and pipeline to move production to markets and maximize netbacks. Construction and commissioning of the pipeline was completed in late June 2015 and the pipeline has been in full operation since the beginning of the third quarter of 2015, allowing Pengrowth to replace Lindbergh trucking costs with lower pipeline tolls.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH 2015 Management's Discussion and Analysis	23

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

Combined Netback Including Realized Commodity Risk Management ($/boe)	Three months ended			Twelve months ended
	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Oil & gas sales (includes other income)	27.06	31.02	44.13	31.88	55.96
Royalties	(3.06)	(2.80)	(7.75)	(3.43)	(10.04)
Operating expenses	(13.02)	(13.32)	(14.31)	(14.28)	(15.53)
Transportation expenses	(1.54)	(1.80)	(1.32)	(1.75)	(1.15)
Operating netback before realized commodity risk management	9.44	13.10	20.75	12.42	29.24
Realized commodity risk management	15.63	12.38	3.29	12.55	(3.60)
Operating netback	25.07	25.48	24.04	24.97	25.64

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	49.00	54.76	72.93	54.06	92.10
Royalties	(7.48)	(9.18)	(17.71)	(7.89)	(19.96)
Operating expenses	(17.84)	(16.00)	(15.78)	(16.60)	(15.80)
Transportation expenses	(1.12)	(1.66)	(2.18)	(1.78)	(2.10)
Light oil operating netback	22.56	27.92	37.26	27.79	54.24
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl) (1)
Sales	28.72	35.60	61.56	37.75	75.21
Royalties	(1.10)	(1.82)	(10.58)	(2.00)	(11.71)
Operating expenses	(11.26)	(11.87)	(19.97)	(13.31)	(18.58)
Transportation expenses	(2.30)	(2.41)	(1.64)	(2.45)	(1.74)
Heavy oil operating netback	14.06	19.50	29.37	19.99	43.18
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	21.86	18.79	39.51	24.29	52.17
Royalties	(4.65)	(4.69)	(9.19)	(7.92)	(14.61)
Operating expenses	(14.20)	(13.89)	(13.40)	(14.30)	(15.28)
NGLs operating netback	3.01	0.21	16.92	2.07	22.28
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	2.50	3.02	4.02	3.00	4.74
Royalties (2)	(0.26)	0.07	(0.19)	(0.09)	(0.33)
Operating expenses	(1.89)	(2.13)	(2.06)	(2.26)	(2.45)
Transportation expenses	(0.28)	(0.32)	(0.20)	(0.31)	(0.13)
Natural gas operating netback ($/Mcf)	0.07	0.64	1.57	0.34	1.83
Natural gas operating netback ($/boe)	0.42	3.84	9.42	2.04	10.98
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	52%	46%	50%	54%	55%
Heavy oil	42%	42%	17%	37%	17%
Natural gas liquids	4%	—%	11%	2%	11%
Natural gas	2%	12%	22%	7%	17%

(1)	Includes Lindbergh operating results.

(2)	Third quarter of 2015 royalties impacted by Gas Cost Allowance and other incentives.

PENGROWTH 2015 Management's Discussion and Analysis	24

Pengrowth realized an operating netback of $25.07/boe in the fourth quarter of 2015 representing a 2 percent decrease compared to the third quarter of 2015 primarily due to the impact of lower benchmark prices partly offset by higher realized commodity risk management gains.
The operating netback increased 4 percent in the fourth quarter of 2015 compared to the same period last year as higher realized commodity risk management gains, lower royalties and operating expenses, more than offset the impact of steep declines in commodity prices year over year.
Similarly, Pengrowth's full year 2015 operating netback decreased 3 percent compared to the same period last year as the significant decline in commodity prices in 2015 was mostly mitigated by the realized commodity risk management gains, lower royalties and lower operating expenses.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Cash G&A expenses (1)	15.8	24.2	21.2	87.0	84.3
$/boe	2.53	3.54	3.21	3.34	3.15
Non-cash G&A expenses (1)	2.3	1.4	2.6	12.7	16.0
$/boe	0.37	0.21	0.39	0.49	0.60
Total G&A (1)	18.1	25.6	23.8	99.7	100.3
$/boe	2.90	3.75	3.60	3.83	3.75

(1)	Net of recoveries and capitalization, as applicable.
Fourth quarter of 2015 cash G&A expenses decreased $8.4 million or $1.01/boe compared to the third quarter of 2015 primarily due to the absence of $4.8 million of severance costs incurred in the third quarter as well as lower personnel costs resulting from significant staff reductions. Fourth quarter of 2015 cash G&A expenses decreased $5.4 million or $0.68/boe compared to the fourth quarter of 2014 primarily due to lower personnel costs resulting from significant staff reductions partly offset by lower recoveries in 2015.
Full year 2015 cash G&A expenses were $2.7 million or $0.19/boe higher compared to the same period last year driven by severance costs incurred and lower recoveries in 2015. This was partially offset by lower personnel costs resulting from 2015 staff reductions late in the third quarter of 2015, combined with lower IT and other costs. Pengrowth's 2016 full year cash G&A expense Guidance is $65 million.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s Long Term Incentive Plan ("LTIP"). See Note 13 to the December 31, 2015 audited Consolidated Financial Statements for additional information. The compensation costs associated with this plan are expensed over the applicable vesting periods.
Fourth quarter of 2015 non-cash G&A expenses increased $0.9 million compared to the third quarter of 2015 due to the absence of the third quarter staff reduction related forfeiture adjustment. Fourth quarter of 2015 non-cash G&A expenses remained relatively flat compared to the same period last year.
Full year 2015 non-cash G&A expenses decreased $3.3 million compared to 2014 driven by higher forfeitures in 2015.
During the twelve months ended December 31, 2015, $8.5 million (December 31, 2014 - $14.7 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Depletion, depreciation and amortization	104.9	120.8	127.7	455.3	517.0
$/boe	16.78	17.69	19.33	17.47	19.33
Accretion	3.9	4.4	4.4	17.1	18.8
$/boe	0.62	0.64	0.67	0.66	0.70

PENGROWTH 2015 Management's Discussion and Analysis	25

Fourth quarter of 2015 DD&A expense decreased $15.9 million compared to the third quarter of 2015 primarily due to the absence of depletion on properties divested in the fourth quarter of 2015 in addition to lower net book values resulting from the third quarter of 2015 PP&E impairment charges.
Fourth quarter and full year 2015 DD&A expense decreased $22.8 million and $61.7 million, respectively, compared to the same periods last year. The absence of depletion related to several 2014 and 2015 property dispositions, combined with lower net book values resulting from the PP&E impairment charges recorded in the fourth quarter of 2014 and third quarter of 2015 were the main reasons for the lower expense. This was partially offset by additional DD&A relating to the Lindbergh Phase 1 production in 2015.
On a per boe basis, fourth quarter and full year 2015 DD&A decreased relative to all respective comparative periods primarily due to lower DD&A expense as described above.
Fourth quarter of 2015 ARO accretion expense decreased $0.5 million compared to the third quarter of 2015 and fourth quarter of 2014, respectively, primarily due to the absence of ARO liability associated with divested properties.
Full year 2015 accretion expense decreased $1.7 million compared to 2014 due to the absence of ARO liability associated with several 2014 and 2015 property dispositions.
EXPLORATION AND EVALUATION ASSETS ("E&E")
Pengrowth's E&E assets consist of exploration and development projects which are pending the determination of proved plus probable reserves and production.
During the fourth quarter of 2014, Pengrowth acquired 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia.
E&E assets totaled $494.8 million at December 31, 2015, primarily related to the Groundbirch and Bernadet properties in north eastern British Columbia. See Note 6 to the December 31, 2015 audited Consolidated Financial Statements for more information.
IMPAIRMENTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
PP&E impairment	401.0	409.0	486.3	810.0	486.3
E&E Impairment	—	—	57.0	—	57.0
Goodwill impairment	117.5	73.0	451.3	190.5	451.3
Total impairment	518.5	482.0	994.6	1,000.5	994.6
PP&E Impairments
IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU whenever there is an indication of impairment. In light of a significant and sustained decline in both oil and natural gas benchmark prices throughout 2015, impairment tests were carried out on six CGUs at September 30, 2015, resulting in a $409.0 million PP&E impairment. Additional impairment tests were carried out on all CGUs at December 31, 2015, resulting in a $401.0 million PP&E impairment at December 31, 2015. The December 31, 2015 impairment tests carried out were based on reserve values using a pre-tax discount rate of 10 percent, January 1, 2016 independent reserves evaluator's forecast pricing and an inflation rate of 2 percent. At December 31, 2014, Pengrowth used pre-tax discount rates ranging between 10 percent and 15 percent with the latter rate used for Lindbergh. Lindbergh discount rate was lowered at December 31, 2015 following commercial production in 2015. The recoverable amount of each CGU was determined using value in use. All CGUs were negatively impacted by a downturn in the forward benchmark prices. See Note 5 to the audited Consolidated Financial Statements for additional information.
The impairments noted above were recorded on the Consolidated Statements Loss at December 31, 2015 and may be reversed, excluding goodwill, if and when the fair values of the CGUs increase in future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure since 2014. Further declines in commodity prices could result in additional impairment charges if the recoverable values are further eroded by price decreases.

PENGROWTH 2015 Management's Discussion and Analysis	26

At December 31, 2014, impairment tests were carried out on all CGUs in light of significant and rapid declines in benchmark prices at that time. This resulted in a $486.3 million PP&E impairment recorded at December 31, 2014.
E&E Impairments
In conjunction with the Montney CGU, which has both PP&E and E&E, Pengrowth evaluated Groundbirch for an impairment. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount exceeded the carrying amount and, as such, no impairment was recorded for the year ended December 31, 2015.
The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves for the operating segment. Undeveloped land, contingent resources and management's estimate of additional drilling locations were also considered in the recoverable amount. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test was based on reserve and contingent resource values using a pre-tax discount rate of 10 percent; independent reserves evaluator January 1, 2016 forecast pricing and an inflation rate of 2 percent; and management's estimate of the risked net present value of additional drilling locations. See Notes 5 and 6 to the audited Consolidated Financial Statements for more information.
At December 31, 2014, Pengrowth also evaluated the Groundbirch project in conjunction with the Montney CGU for impairment. It was determined that the recoverable amount was below the carrying amount, resulting in a $57.0 million impairment at December 31, 2014.
Goodwill Impairments
In accordance with IFRS, goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E and E&E.
During 2015, all CGUs were negatively impacted by a downturn in the forward benchmark prices resulting in goodwill impairment testing at September 30, 2015 and at December 31, 2015. At September 30, 2015, Pengrowth impaired goodwill by $73.0 million. In conjunction with PP&E impairment testing at year end 2015, it was determined that the entire balance of goodwill was impaired at December 31, 2015. Pengrowth therefore recognized an additional $117.5 million impairment eliminating the remaining goodwill balance at December 31, 2015, which may not be reversed. In addition to the impairment charges, several non-core 2015 property dispositions resulted in an $11.7 million decrease in goodwill in 2015 (2014 - $19.2 million).
At December 31, 2014, goodwill impairment tests were performed. This resulted in a $451.3 million goodwill impairment, reducing the goodwill balance to $202.2 million at December 31, 2014. See Note 7 to the December 31, 2015 audited Consolidated Financial Statements for more information.
INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Interest and financing charges	28.5	29.3	27.6	116.3	105.6
Capitalized interest	(0.6)	(0.8)	(9.9)	(12.4)	(31.0)
Total interest and financing charges	27.9	28.5	17.7	103.9	74.6
At December 31, 2015, Pengrowth had approximately $1.8 billion in total debt before working capital composed of $1.6 billion of fixed rate debt, $0.1 billion of credit facilities borrowings and $0.1 billion in convertible debentures. Total fixed rate debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.8 percent. The credit facilities had an average 3.3 percent interest rate and the convertible debentures have a 6.25 percent coupon.
Fourth quarter of 2015 interest and financing charges, before capitalized interest, decreased $0.8 million compared to the third quarter of 2015 due to lower borrowings on the credit facilities in the fourth quarter resulting from utilization of property disposition proceeds. Higher Canadian equivalent interest expense on U.S. term debt, resulting from the weakening of the Canadian Dollar, was offset by the absence of interest relating to the U.K. term debt repaid on December 1, 2015.

PENGROWTH 2015 Management's Discussion and Analysis	27

Fourth quarter and full year 2015 interest and financing charges, before capitalized interest, increased $0.9 million and $10.7 million compared to the same periods in 2014, respectively. The increase was due to the additional interest incurred from higher borrowings on the credit facilities throughout 2015 compared to 2014 and higher Canadian equivalent interest expense on U.S. term debt resulting from the weakening of the Canadian Dollar. This was partially offset by the absence of interest pertaining to a convertible debenture which was repaid in December 2014, and the repayment in May 2015 of the U.S.$71.5 million (Cdn$86.6 million) unsecured notes.
Following commercial declaration of the project on April 1, 2015, Pengrowth ceased capitalizing interest on the Lindbergh Phase 1 project. In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the twelve months ended December 31, 2015, $12.4 million (December 31, 2014 - $31.0 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.4 percent (December 31, 2014 - 5.7 percent).
OTHER (INCOME) EXPENSE
Full year 2015 other income of $2.7 million, relating mostly to investment income on remediation trust funds, compares to the full year 2014 other expense of $24.3 million. 2014 other expense included a $22.6 million provision for clean-up and remediation costs at a northern Alberta oil property incurred in the first quarter of 2014 partly offset by gains on remediation trust funds and interest income.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $108.4 million in the fourth quarter of 2015, compared to a deferred tax recovery of $78.5 million in the third quarter of 2015, and a $14.4 million deferred tax recovery in the fourth quarter of 2014. This is primarily due to a PP&E impairment of $401.0 million and $409.0 in the fourth quarter and third quarter of 2015 respectively. Full year 2015 deferred tax recovery amounted to $222.7 million compared to a deferred tax recovery of $20.4 million in 2014.
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has recorded a payable of $9.5 million it is required to remit to the Canada Revenue Agency ("CRA") to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $9.5 million has been recorded as a long term receivable.
No current income taxes were paid by Pengrowth in 2015 or 2014. See Note 11 to the December 31, 2015 audited Consolidated Financial Statements for additional information.

PENGROWTH 2015 Management's Discussion and Analysis	28

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.72	0.75	0.86	0.72	0.86
Unrealized foreign exchange loss on U.S. dollar denominated debt	(55.7)	(95.8)	(47.9)	(253.8)	(114.9)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(0.1)	(3.7)	0.5	(13.9)	(2.9)
Total unrealized foreign exchange loss from translation of foreign denominated debt	(55.8)	(99.5)	(47.4)	(267.7)	(117.8)
Unrealized gain on U.S. foreign exchange risk management contracts	31.0	54.1	17.3	19.2	34.9
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(0.2)	4.1	0.3	13.3	3.9
Total unrealized gain on foreign exchange risk management contracts	30.8	58.2	17.6	32.5	38.8
Net unrealized foreign exchange loss	(25.0)	(41.3)	(29.8)	(235.2)	(79.0)
Net realized foreign exchange gain (loss)	0.3	(0.6)	(0.3)	91.5	(1.0)
As more than 85 percent of Pengrowth’s total debt before working capital is denominated in foreign currencies, the majority of Pengrowth’s unrealized foreign exchange gains and losses is attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
U.S. Swap Contracts
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
During the first quarter of 2015, Pengrowth monetized U.S.$410 million of swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. The foreign exchange swap contracts of U.S.$50 million associated with the May 2015 U.S. term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain recorded in the second quarter of 2015. Together, these transactions brought 2015 realized foreign exchange gains from settlement of U.S. swap contracts to Cdn$93.9 million. Subsequent to the above mentioned monetization, Pengrowth entered into a series of new foreign exchange swap contracts as outlined in the table below. At December 31, 2015, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts at a weighted average fixed rate of U.S.$0.78 per Cdn$1 compared to U.S.$460 million at December 31, 2014 at a weighted average fixed rate of U.S.$0.96 per Cdn$1.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—%	—
		1,115.5	920.0	82%

PENGROWTH 2015 Management's Discussion and Analysis	29

At December 31, 2015, the fair value of the U.S. foreign exchange derivative contracts was an asset of Cdn$77.2 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
U.K. Swap Contracts
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. The foreign exchange swap contract associated with the U.K. term debt which matured on December 1, 2015, settled in tandem with its maturity resulting in a Cdn$0.2 million realized foreign exchange gain recorded in the fourth quarter of 2015.
At December 31, 2015, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63
At December 31, 2015, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $6.1 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Rate Sensitivity
At December 31, 2015, each Cdn$0.01 exchange rate change would result in approximately a Cdn$9.2 million pre-tax change in the fair value of the U.S. risk management contracts and a Cdn$0.2 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE

($ millions)	Dec 31, 2015	Dec 31, 2014	Change
ARO, beginning of year	780.8	606.2	174.6
Revisions due to discount rate changes (1)	—	211.5	(211.5)
Expenditures on remediation/provisions settled	(19.0)	(22.9)	3.9
ARO on dispositions	(112.4)	(66.5)	(45.9)
Incurred during the period	16.8	10.3	6.5
Accretion	17.1	18.8	(1.7)
Other revisions	20.1	23.4	(3.3)
ARO, end of year	703.4	780.8	(77.4)

(1)	2014 amount relates to change in the discount rate from 3.25 percent to 2.3 percent.
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.
At December 31, 2015, ARO liability decreased $77.4 million mainly due to the $112.4 million reduction resulting from the 2015 property dispositions. Pengrowth has estimated the net present value of its total ARO to be $703.4 million as at December 31, 2015 (December 31, 2014 – $780.8 million), based on a total escalated future liability of $1.7 billion (December 31, 2014 – $2.0 billion). The majority of the costs are expected to be incurred between 2040 and 2080. A risk free discount rate of 2.3 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at December 31, 2015.

PENGROWTH 2015 Management's Discussion and Analysis	30

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE
During 2015, Pengrowth contributed $21.4 million (December 31, 2014 - $5.0 million), into externally managed trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and Sable Offshore Energy Project ("SOEP"). The total balance of the remediation trust funds was $79.6 million at December 31, 2015 (December 31, 2014 - $60.4 million).
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million.
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. In 2015, Pengrowth made a monthly contribution to the fund at a rate of $4.17/MMBtu of its share of natural gas production and $8.36/bbl of its share of natural gas liquids production from SOEP. Starting in January 2016, the new rates are $6.64/MMBtu of its share of natural gas production and $13.29/bbl of its share of natural gas liquids production.
See Note 4 to the December 31, 2015 audited Consolidated Financial Statements for additional information.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. For 2015, Pengrowth spent $19.0 million on abandonment and reclamation (December 31, 2014 - $22.9 million). Pengrowth expects to spend approximately $20.9 million in 2016 on abandonment and reclamation activities, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Regulator.
CLIMATE CHANGE PROGRAMS
Effective July 1, 2007, Alberta regulates Greenhouse Gas ("GHG") emissions under the Climate Change and Emissions Management Act of 2007. Under the Act, the Specified Gas Reporting Regulation ("SGRR") imposes annual GHG emissions reporting requirements on all Alberta facilities that emit more than 50,000 tonnes of greenhouse gases per year.
Pengrowth is subject to the Specified Gas Emitters Regulation (“SGER”), which imposes GHG emissions intensity limits and reduction requirements for owners of facilities that emit 100,000 tonnes per year or more of GHG. Recent amendments to the SGER have increased the maximum emission intensity reduction requirement for facility owners from 12 percent to 15 percent over baseline emission levels for those facilities in 2016, and 20 percent starting in 2017. The baseline for facilities is an average of 2003, 2004 and 2005 emissions. Facilities can meet these required reductions in three ways: audited emission reductions in their operations; purchased Alberta-based offset carbon credits or contributions to the Alberta Climate Change and Emissions Management Fund. Unused reduction credits from one year may be carried forward to future years. The recent SGER amendments have increased the price for such credits from $15/tonne to $20/tonne for 2016 and $30/tonne beginning in 2017.
In 2015, Pengrowth had three operated facilities that are subject to the annual 12 percent reduction: the Olds Gas Plant, the Judy Creek Gas Conservation Plant and the Quirk Creek Gas Plant. Pengrowth will submit the 2015 SGER Compliance reports summarizing emissions reduction information on these facilities by March 31, 2016, as scheduled. It is anticipated that the Olds Gas Plant and the Judy Creek Gas Conservation Plant will achieve the reduction targets for 2015; however the Quirk Creek Gas Plant is not expected to achieve the reduction target. During 2015, Pengrowth purchased approximately $0.2 million of Emission Performance Credits payable to the Alberta Climate Change and Emissions Management Fund relating to the 2014 Quirk Creek Gas Plant emissions reporting. Pengrowth expects to purchase a similar amount in the first quarter of 2016 relating to the 2015 emissions reporting.
In November 2015, the Government of Alberta announced its Climate Leadership Plan (“CLP”) highlighting four key strategies that the government will implement to address climate change:

1.	the complete phase-out of coal-fired sources of electricity by 2030;

2.	an Alberta economy-wide price on GHG emissions of $30/tonne;

3.	capping oil sands emissions to a province-wide total of 100 megatonnes per year, with certain exceptions for cogeneration power sources and new upgrading capacity; and

4.	reducing methane emissions from oil and gas activities by 45 percent by 2025.

PENGROWTH 2015 Management's Discussion and Analysis	31

The extent and magnitude of these additional programs cannot be reliably or accurately estimated at this time because specific legislative and regulatory requirements have not been finalized.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Property acquisitions	—	0.9	1.2	0.9	17.0
Proceeds on property dispositions	(183.4)	(3.1)	(21.0)	(210.5)	(84.5)
Net cash dispositions	(183.4)	(2.2)	(19.8)	(209.6)	(67.5)
During 2015, Pengrowth successfully closed the dispositions of its non-core Jenner and Bodo assets and other minor properties for proceeds of $210.5 million, net of closing adjustments, resulting in pre-tax losses of $98.1 million. The proceeds were used to reduce the Company's outstanding debt as part of the strategy of strengthening the balance sheet.
During 2014, Pengrowth successfully closed several minor non-core property dispositions for aggregate net proceeds of $84.5 million, net of closing adjustments, resulting in pre-tax gains of $23.3 million. Pengrowth also completed several minor asset acquisitions for $17.0 million, excluding the $123.6 million land acquisition at Bernadet which is reflected in 2014 capital spending.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.
At December 31, 2015, Pengrowth had a working capital surplus of $185.3 million compared to a working capital surplus of $33.4 million at December 31, 2014. The increase in the working capital surplus at December 31, 2015 can be primarily attributed to a decrease in accounts payable year over year resulting from significantly lower capital and operating expenses.

PENGROWTH 2015 Management's Discussion and Analysis	32

FINANCIAL RESOURCES AND LIQUIDITY
Pengrowth has in place a $1.0 billion revolving, committed credit facility (“Credit Facility”) supported by a syndicate of eleven international and domestic banks in addition to a $50 million demand facility (“Demand Facility”) issued by a large Canadian financial institution. The Credit Facility was renewed in March 2015, without any material changes to its terms, conditions, financial covenants or committed amount, and matures in March 2019. Pengrowth can access the unutilized portion of the Credit Facility, provided it remains in compliance with all financial covenants.
In excess of 85 percent of Pengrowth’s total debt before working capital consists of long term notes denominated in foreign currencies. Each long term note is governed by a Note Purchase Agreement. These Notes have fixed coupon rates and maturity dates between 2017 and 2024.
The covenants, terms and conditions substantially match across all the lending agreements and at December 31, 2015 Pengrowth was in compliance with all conditions contained within the Credit Facility, Demand Facility and Note Purchase Agreements.

As at:	Dec 31, 2015	Dec 31, 2014	Change
($ millions)
Credit facilities	107.7	201.7	(94.0)
Senior unsecured notes (1)	1,611.8	1,531.0	80.8
Senior debt	1,719.5	1,732.7	(13.2)
Convertible debentures	137.0	137.2	(0.2)
Total debt before working capital	1,856.5	1,869.9	(13.4)
Working capital surplus (2)	(185.3)	(33.4)	(151.9)
Total debt	1,671.2	1,836.5	(165.3)
Twelve months trailing:	Dec 31, 2015	Dec 31, 2014	Change
($ millions, except ratios and percentages)
Net loss	(1,093.1)	(578.8)	(514.3)
Add (deduct):
Interest and financing charges	103.9	74.6	29.3
Deferred income tax recovery	(222.7)	(20.4)	(202.3)
Depletion, depreciation, amortization and accretion	472.4	535.8	(63.4)
EBITDA	(739.5)	11.2	(750.7)
Add other items:
Impairment	1,000.5	994.6	5.9
(Gain) loss on disposition of properties	98.1	(23.3)	121.4
Other non-cash items (3)	298.2	(402.2)	700.4
Adjusted EBITDA	657.3	580.3	77.0
Senior debt before working capital to Adjusted EBITDA (4)	2.6	3.0	(0.4)
Total debt before working capital to Adjusted EBITDA (5)	2.8	3.2	(0.4)
Total book capitalization (6)	3,484.5	4,659.5	(1,175.0)
Senior debt before working capital as a percentage of total book capitalization (7)	49.3%	37.2%
Adjusted EBITDA to interest expense (8)	6.3	7.8	(1.5)

(1)	Includes current and long term portions, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.

(3)	Primarily resulting from the impact of changes in fair value of commodity risk management contracts and unrealized foreign exchange on long term debt.

(4)	Indicative of debt covenant for senior debt before working capital to EBITDA of 3.5 times (referred to as Adjusted EBITDA above).

(5)	Indicative of debt covenant for total debt before working capital to EBITDA of 4.0 times (referred to as Adjusted EBITDA above).

(6)	Total book capitalization includes senior debt before working capital plus Shareholders' Equity per the Consolidated Balance Sheets.

(7)	Indicative of debt covenant for senior debt before working capital which must be less than 55 percent of total book capitalization.

(8)	Indicative of debt covenant for EBITDA must not be less than four times interest expense for the last four fiscal quarters.
The trailing twelve month total debt before working capital to Adjusted EBITDA decreased to 2.8 times at December 31, 2015 from 3.2 times at December 31, 2014 mainly due to higher Adjusted EBITDA driven by the Cdn$94.1 million of the 2015 realized foreign exchange gains from monetization and settlement of the U.S. and U.K. swap contracts.

PENGROWTH 2015 Management's Discussion and Analysis	33

Total Debt Before Working Capital Continuity

(Cdn$ millions)	2014 vs. 2015
Total debt before working capital at December 31, 2014	1,869.9
Increase (decrease) due to:
Foreign exchange impact of the weakening Canadian dollar on U.S. denominated debt	264.7
Foreign exchange impact of the weakening Canadian dollar on U.K. denominated debt	3.5
U.S. senior unsecured note settled in May 2015	(86.6)
U.K. senior unsecured note settled in December 2015	(100.8)
Credit facilities paid down in 2015	(94.0)
Other	(0.2)
Total decrease	(13.4)
Total debt before working capital at December 31, 2015	1,856.5
At December 31, 2015, total debt before working capital decreased $13.4 million compared to December 31, 2014 as per the table above. As the majority of Pengrowth's debt is denominated in U.S. dollars and U.K. pound sterling, the weakening Canadian dollar drove up reported total debt before working capital year over year. Although Pengrowth manages its foreign exchange exposure through swap contracts, the unrealized gain or loss associated with these swaps is not included in either the reported year end debt balance or the table above.
Despite lower commodity prices, drawings on the credit facilities decreased $94.0 million year over year. The proceeds from the 2015 divestment activities and realized gains associated with Pengrowth’s commodity and foreign exchange risk management program were used to pay down not only the outstanding credit facility balance but also the May 2015 senior unsecured notes of U.S.$71.5 million (Cdn$86.6 million) and December 2015 senior unsecured notes of U.K.£50.0 million (Cdn$100.8 million) upon maturity.
Although not incorporated in the table above, the impact of the weakening of the Canadian dollar on the total debt was partially mitigated by Pengrowth's foreign exchange risk management program where the fair value of the foreign exchange derivative contracts was an asset of Cdn$83.3 million on the Consolidated Balance Sheets at December 31, 2015.
As noted previously, in the first quarter of 2015 Pengrowth monetized the majority of its U.S. swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt which resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015. The liquidated swaps were immediately replaced with new swaps at then current market rates. In addition, the foreign exchange swap contracts associated with the May 2015 U.S. and December 2015 U.K. term debt series settled in tandem with their respective maturities, resulting in a further Cdn$10.0 million of realized foreign exchange gains in 2015. Together, these transactions brought 2015 realized foreign exchange gains to Cdn$94.1 million.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2015. All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The key financial covenants as at December 31, 2015 are summarized below:

Covenant	Limit	Actual at December 31, 2015 (1)
Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	2.7 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	2.9 times
Total senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	50%
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	6.2 times

(1)	As senior unsecured notes and Credit Facilities have slightly different covenant calculations, the calculated covenants at December 31, 2015 represent those closest to the limits.

PENGROWTH 2015 Management's Discussion and Analysis	34

The calculation for each financial covenant is based on specific definitions within the agreements, is not in accordance with IFRS, is substantially similar to the calculations noted in the Financial Resources and Liquidity section table, and cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In most circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, monetizing risk management contracts, reducing capital expenditures or dividends as well as issuing equity.
Pengrowth amended its term credit facility in December 2015 to increase the maximum permitted senior debt before working capital to total book capitalization ratio from 50 percent to 55 percent. This change now aligns this covenant between the credit facilities and senior unsecured debt at a 55 percent limit.
Measures in Response to Continued Low Commodity Prices
Pengrowth remains committed to reducing its overall debt and has taken proactive and extensive measures in early 2016 to ensure the Corporation's financial health and sustainability including:

•	Pengrowth plans to continue with its non-core asset sales process throughout 2016 in an effort to achieve its previously set disposition target of an additional $300 million.

•
The 2016 capital program of approximately $60 to $70 million has no capital allocated for drilling, but does contemplate some minor capital to advance long-term projects, namely at Lindbergh and Bernadet, as these projects represent strategic low cost opportunities for longer-term production growth. The bulk of Pengrowth’s 2016 capital program will be focused on safety, asset integrity and maintenance programs.

•	A deferral of Lindbergh Phase II capital spending for at least one more year.

•	Continued focus on management of all aspects of cost structures including G&A and operating expenses.

•
Pengrowth has extensive oil and natural gas risk management contracts in place through the end of 2016 that are expected to provide a significant degree of cash flow certainty notwithstanding the current low commodity price environment. The Company also has significant natural gas risk management contracts in place for 2017 and 2018 and continues to target opportunities to add additional crude oil contracts for 2017 and 2018 as commodity price opportunities present themselves.

•
Pengrowth's Board of Directors approved suspending the $0.01 per share quarterly dividend on January 20, 2016. No cash dividend will be paid for the first quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.

Credit Facilities
Pengrowth's extendible revolving term credit facility had an outstanding balance of $104.0 million at December 31, 2015 (December 31, 2014 - $191.0 million) and $21.6 million (December 31, 2014 - $25.0 million) in outstanding letters of credit, for a total utilization of $125.6 million (December 31, 2014 - $216.0 million). The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of notional credit capacity which can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval.
Pengrowth's demand operating facility had a balance of $2.5 million at December 31, 2015 (December 31, 2014 - $9.0 million) and $1.4 million (December 31, 2014 - $0.9 million) of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with approximately $919 million of combined notional credit capacity at December 31, 2015, with the ability to expand the facilities by an additional $250 million. Use of the remaining credit capacity is still subject to compliance with all financial covenants and could require increased cash flow to support any increase in debt.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.

PENGROWTH 2015 Management's Discussion and Analysis	35

FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2015 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 17 to the December 31, 2015 audited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2015	Sept 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Funds flow from operations	114.2	120.6	115.8	459.3	505.7
Dividends declared	5.5	21.8	63.9	101.0	253.6
Funds flow from operations less dividends declared	108.7	98.8	51.9	358.3	252.1
Per share	0.20	0.18	0.10	0.66	0.48
Payout ratio (1) (2)	5%	18%	55%	22%	50%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.

(2)	See definition under the section "Non-GAAP Financial Measures".
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, as applicable, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 17 to the December 31, 2015 audited Consolidated Financial Statements.

PENGROWTH 2015 Management's Discussion and Analysis	36

DIVIDENDS
Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta). In response to the low commodity price environment and near term price outlook, the dividend amount and policy was altered in 2015 and early 2016 by Pengrowth's Board of Directors.
During 2015 and 2014, Pengrowth paid the following dividends:

	Dividend amount paid (Cdn$ per share)
Month	2015	2014
January	0.04	0.04
February	0.04	0.04
March	0.02	0.04
April	0.02	0.04
May	0.02	0.04
June	0.02	0.04
July	0.02	0.04
August	0.02	0.04
September	0.02	0.04
October	—	0.04
November	—	0.04
December (1)	0.01	0.04
Total dividends paid per share	0.23	0.48

(1)	December 2015 represents the quarterly payment of $0.01 per share.
On January 20, 2016, the Board suspended the quarterly payment of $0.01 per share. No cash dividend will be paid for the first quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.
Dividend Reinvestment Plan ("DRIP")
On September 1, 2015 the Board of Directors approved the suspension of the DRIP.
During 2015, 6.4 million shares were issued under the DRIP program for cash proceeds of $18.7 million compared to 9.2 million shares issued for total proceeds of $51.8 million in 2014.

PENGROWTH 2015 Management's Discussion and Analysis	37

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2015 and 2014:

2015	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	199.9	249.9	211.9	169.1
Net loss ($ millions)	(160.5)	(134.4)	(329.6)	(468.6)
Net loss per share ($)	(0.30)	(0.25)	(0.61)	(0.86)
Net loss per share - diluted ($)	(0.30)	(0.25)	(0.61)	(0.86)
Adjusted net income (loss) ($ millions)	64.8	(38.9)	(374.0)	(463.4)
Funds flow from operations ($ millions) (2)	113.0	111.5	120.6	114.2
Dividends declared ($ millions)	42.9	30.8	21.8	5.5
Dividends declared per share ($)	0.08	0.06	0.04	0.01
Daily production (boe/d)	69,334	74,113	74,239	67,934
Total production (Mboe)	6,240	6,744	6,830	6,250
Average sales price ($/boe) (1)	31.39	36.58	30.75	26.56
Operating netback ($/boe) (3)	25.37	23.98	25.48	25.07
2014	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	429.2	407.1	369.1	291.5
Net income (loss) ($ millions)	(116.2)	(8.8)	52.2	(506.0)
Net income (loss) per share ($)	(0.22)	(0.02)	0.10	(0.95)
Net income (loss) per share - diluted ($)	(0.22)	(0.02)	0.10	(0.95)
Adjusted net income (loss) ($ millions)	(2.8)	(24.8)	3.4	(854.8)
Funds flow from operations ($ millions)	139.5	121.4	129.0	115.8
Dividends declared ($ millions)	62.8	63.3	63.6	63.9
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	75,102	73,823	72,472	71,802
Total production (Mboe)	6,759	6,718	6,667	6,606
Average sales price ($/boe) (1)	63.00	60.08	54.73	43.61
Operating netback ($/boe) (3)	29.71	23.86	24.91	24.04

(1)	Excluding realized commodity risk management.

(2)	First, second and fourth quarters of 2015 funds flow from operations exclude $84.1 million, $9.8 million and $0.2 million, respectively, related to the settlement of foreign exchange swap contracts.

(3)	Including realized commodity risk management.
Fourth quarter of 2015 oil and gas sales were lower than all of the preceding quarters of 2015 and 2014, as per the table above, mostly driven by a continued decline in the benchmark prices throughout 2015. In contrast, the first and second quarters of 2014 oil and gas sales were at the highest level during the two year period driven by an increase in the benchmark prices at that time. The impact of the declining benchmark prices on oil and gas sales has been offset somewhat by the weakening Canadian dollar throughout the two year period.
Although oil and gas sales have declined significantly throughout 2014 and 2015, driven by a steep decline in the oil benchmark prices, operating netbacks and funds flow from operations remained strong primarily due to realized commodity risk management gains in 2015.
Fourth quarter of 2015 production was lower than all of the preceding quarters of 2015 and 2014 resulting primarily from property dispositions and natural declines due to capital spending curtailments in the current low commodity price environment. In contrast, the third quarter of 2015 production was the highest quarterly production since the first quarter of 2014 resulting from inclusion and ramp up of the Lindbergh Phase 1 production.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gain (loss) on investments, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.

PENGROWTH 2015 Management's Discussion and Analysis	38

Pengrowth's fourth and third quarters of 2015 and fourth quarter of 2014 net loss and adjusted net loss were negatively impacted by non-cash after-tax impairment charges of approximately $414 million, $375 million and $858 million, respectively.
As a result of the $84.1 million realized foreign exchange gain from monetizing several U.S./Canadian dollar swap contracts, the first quarter of 2015 contained Pengrowth's highest adjusted net income since the first quarter of 2011.
SELECTED ANNUAL INFORMATION
The table below provides a summary of selected annual information for the years ended 2015, 2014 and 2013:

	Twelve months ended December 31
($ millions unless otherwise indicated)	2015	2014	2013
Oil and gas sales (1)	830.8	1,496.9	1,593.4
Net loss	(1,093.1)	(578.8)	(316.9)
Net loss per share ($)	(2.02)	(1.10)	(0.61)
Net loss per share - diluted ($)	(2.02)	(1.10)	(0.61)
Dividends declared per share ($)	0.19	0.48	0.48
Total assets	4,550.7	6,169.8	6,633.2
Long term debt (2)	1,852.8	1,859.2	1,648.7
Shareholders' equity	1,765.0	2,926.8	3,688.3
Number of shares outstanding at year end (thousands)	543,033	533,438	522,031

(1)	Excluding realized commodity risk management.

(2)	Includes current and long term portions of long term debt and convertible debentures, as applicable.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Convertible debentures (1)	—	137.0	—	—	—	—	137.0
Interest payments on convertible debentures	8.6	2.1	—	—	—	—	10.7
Long term debt (2)	—	553.6	381.8	185.5	159.9	440.2	1,721.0
Interest payments on long term debt (3)	96.1	80.7	51.1	31.0	21.8	55.5	336.2
Operating leases (4)	14.2	13.1	9.8	9.7	10.0	42.7	99.5
Pipeline transportation	28.7	24.8	24.6	23.6	23.8	102.5	228.0
Other	12.9	1.7	1.1	0.4	0.4	14.0	30.5
	160.5	813.0	468.4	250.2	215.9	654.9	2,562.9

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.
SUBSEQUENT EVENT
On January 20, 2016, Pengrowth's Board of Directors amended the dividend policy suspending the quarterly payment of $0.01 per share. No cash dividend will be paid for the first quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.
BUSINESS RISKS
The following factors should not be considered exhaustive. Additional risks are outlined in the Corporation’s most recent Annual Information Form ("AIF") which is available on SEDAR at www.sedar.com.
The amount of cash flow available for distribution to shareholders as dividends and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principal source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties. Some of the principal risk factors that are associated with our business include, but are not limited to, the following:

PENGROWTH 2015 Management's Discussion and Analysis	39

Risks associated with Commodity Prices

•
The prices of Pengrowth’s products (crude oil, bitumen, natural gas and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, availability of pipeline and rail transportation capacity, availability of refining capacity, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in times of low commodity prices.

•
Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affect Pengrowth’s ability to maintain its dividend (if and when it is reinstated), spend capital, service its debt and meet its other obligations. The impairment test is sensitive to lower realized commodity prices, which have been under significant downward pressure in recent months, particularly oil prices. Further declines in commodity prices could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases and operating cost increases.

Risks associated with Liquidity

•
Capital markets may restrict Pengrowth’s access to capital and raise its cost of capital and borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•
Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

•
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In most circumstances, being in default of one loan will result in other loans also being in default and restrict access to the Credit Facility and Demand Facility. If an event of non-compliance continued, Pengrowth would have to repay the relevant debt, refinance the debt or negotiate new terms with the debt holders and may be prevented from paying dividends to shareholders.

•
Pengrowth received notification from the New York Stock Exchange (“NYSE”) on October 29, 2015 that it was no longer in compliance with one of the NYSE’s listing standards, as the closing price of Pengrowth’s common stock was less than US$1.00 per share over a consecutive 30 day trading-day period. Pengrowth has 6 months from the date of notification to regain compliance with the NYSE’s price listing standard to avoid delisting. Delisting could negatively impact liquidity.

•
Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.
Risks associated with Legislation and Regulatory Changes

•
Government royalties, income taxes, commodity and other taxes, levies, fees and any audits may have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•
Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•
Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust its operational practices, increase compliance and incur additional costs as a result.

PENGROWTH 2015 Management's Discussion and Analysis	40

•
Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility or term debt.

•	EIA or other regulatory approval is required to produce annual average bitumen production in excess of nameplate capacity of 12,500 bbl/d at Lindbergh.
Risks associated with Operations

•
The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, rail lines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•
Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and have a direct impact on cycle times.

•	Limitations on the availability of specialized equipment, goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•
Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•
A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•
Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s ability to reinstate the payment of dividends to shareholders and the market price of the common shares.

•
During periods of increased activity within the oil and gas sector, the cost of goods and services may increase substantially and it may be more difficult to hire and retain staff and the cost for skilled labour may increase substantially.

•
Attacks against facilities, or the threat thereof, may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•
Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and Pengrowth’s ability to reinstate the payment of dividends to shareholders.

•
Delays or failure to secure regulatory approvals for projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•
The Corporation has substantial future asset retirement obligations. There is a risk that the magnitude of these payments may be larger than expected and that the timing of such payments may accelerate. Either of these factors could increase financial costs for the Corporation.

•
The performance and results of a thermal project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a thermal project.

•
The success of a thermal project such as Lindbergh will depend, in part, on our ability to sell our production at a desirable price. Current transportation and refining constraints have resulted in a volatile price environment with a substantial discount (differential) being paid for heavy oil and bitumen.

PENGROWTH 2015 Management's Discussion and Analysis	41

Risks associated with Strategy

•
Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payments to shareholders. In such an event, the market value of the common shares may also be adversely affected.

•
Pengrowth’s oil and gas reserves will be depleted over time and the level of cash flow from operations and the value of the common shares could materially decrease if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of Pengrowth’s common shares.

•	The market price of the common shares could be adversely affected by unforeseen title defects.
Asset Concentration Risks

•
With the sale of over $1.2 billion of assets since 2012, in part to fund the first commercial phase of Lindbergh, Pengrowth's assets have become much less diversified and increasingly concentrated in one project, product type (bitumen) and one area/formation. A failure to execute at Lindbergh or any of the Corporation's remaining core properties could have a significant adverse effect on Pengrowth.

Foreign Currency Risk

•
Pengrowth has substantial exposure to the U.S. dollar. Any decrease in the Canadian dollar relative to the U.S. dollar results in an increase in the Canadian dollar equivalent of Pengrowth’s U.S. dollar denominated term debt as Pengrowth reports and prepares its covenant calculations in Canadian dollars. A significant decrease in the value of the Canadian dollar relative to the U.S. dollar could cause Pengrowth to be in violation of its debt covenants resulting in Pengrowth being in default under its borrowing agreements.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•
Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated term debt for both interest and principal payments.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation which is available on SEDAR at www.sedar.com.
ACCOUNTING PRONOUNCEMENTS ADOPTED
There were no new or amended accounting standards adopted during the twelve months ended December 31, 2015.
ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. Pengrowth does not expect the standard to have a material impact on the financial statements.

PENGROWTH 2015 Management's Discussion and Analysis	42

In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. The extent of the impact of adoption of the standard has not yet been determined.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (“SOX”) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2015. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the Board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of Pengrowth's disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2015, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Pengrowth's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Pengrowth's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of Pengrowth's financial reporting and the preparation of Pengrowth's Consolidated Financial Statements for external

PENGROWTH 2015 Management's Discussion and Analysis	43

purposes in accordance with IFRS for note disclosure purposes. Pengrowth's internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect Pengrowth's transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of Pengrowth's Consolidated Financial Statements in accordance with IFRS and that receipts and expenditures of Pengrowth's assets are being made only in accordance with authorizations of Pengrowth's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pengrowth's assets that could have a material effect on Pengrowth's Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Pengrowth's management, with the participation of Pengrowth's principal executive officer and principal financial officer, evaluated the effectiveness of Pengrowth's internal control over financial reporting as of December 31, 2015. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).
Based on Pengrowth's evaluation, management concluded that Pengrowth's internal control over financial reporting was effective as of December 31, 2015.
The effectiveness of internal control over financial reporting as of December 31, 2015 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report, which is included with Pengrowth's audited Consolidated Financial Statements for the year ended December 31, 2015. No changes were made to Pengrowth's internal control over financial reporting during the year ending December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2015 Management's Discussion and Analysis	44

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.

Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 24, 2016

PENGROWTH 2015 Financial Results	45

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of loss, cash flow and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pengrowth Energy Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.
Chartered Professional Accountants
February 24, 2016
Calgary, Canada

PENGROWTH 2015 Financial Results	46

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pengrowth Energy Corporation
We have audited Pengrowth Energy Corporation’s (the "Corporation") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as at December 31, 2015 and December 31, 2014, and the related consolidated statements of loss, cash flow and shareholders’ equity for the years then ended, and our report dated February 24, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants
February 24, 2016
Calgary, Canada

PENGROWTH 2015 Financial Results	47

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)

		As at	As at
	Note	December 31, 2015	December 31, 2014
ASSETS
Current Assets
Accounts receivable	17	$139.5	$148.1
Fair value of risk management contracts	17	288.8	299.6
		428.3	447.7
Fair value of risk management contracts	17	166.7	182.6
Other assets	4	89.1	60.4
Property, plant and equipment	5	3,346.8	4,786.8
Exploration and evaluation assets	6	494.8	490.1
Goodwill	7	—	202.2
Deferred income taxes	11	25.0	—
TOTAL ASSETS		$4,550.7	$6,169.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	9	$3.7	$10.7
Accounts payable		217.8	352.9
Dividends payable		—	21.3
Fair value of risk management contracts	17	3.4	12.8
Current portion of long term debt	9	—	173.2
Current portion of provisions	10	21.8	27.3
		246.7	598.2
Fair value of risk management contracts	17	—	0.4
Convertible debentures	8	137.0	137.2
Long term debt	9	1,715.8	1,548.8
Provisions	10	686.2	760.7
Deferred income taxes	11	—	197.7
		2,785.7	3,243.0
Shareholders' Equity
Shareholders' capital	12	4,797.0	4,759.7
Contributed surplus		27.3	32.3
Deficit		(3,059.3)	(1,865.2)
		1,765.0	2,926.8
Commitments and contingencies	19, 20
Subsequent event	22
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,550.7	$6,169.8
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director	Director

PENGROWTH 2015 Financial Results	48

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF LOSS
(Stated in millions of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2015	2014
REVENUES
Oil and gas sales		$830.8	$1,496.9
Royalties, net of incentives		(89.5)	(268.6)
		741.3	1,228.3
Realized gain (loss) on commodity risk management	17	327.0	(96.1)
Change in fair value of commodity risk management contracts	17	(50.6)	501.1
		1,017.7	1,633.3
EXPENSES
Operating		372.1	415.4
Transportation		45.5	30.8
General and administrative		99.7	100.3
Depletion, depreciation and amortization	5	455.3	517.0
Impairment	5, 7	1,000.5	994.6
		1,973.1	2,058.1
OPERATING LOSS		(955.4)	(424.8)

Other (income) expense items
(Gain) loss on disposition of properties		98.1	(23.3)
Unrealized foreign exchange loss	18	235.2	79.0
Realized foreign exchange (gain) loss	18	(91.5)	1.0
Interest and financing charges		103.9	74.6
Accretion	10	17.1	18.8
Other (income) expense		(2.4)	24.3
LOSS BEFORE TAXES		(1,315.8)	(599.2)
Deferred income tax recovery	11	(222.7)	(20.4)
NET LOSS AND COMPREHENSIVE LOSS		$(1,093.1)	$(578.8)
NET LOSS PER SHARE	15
Basic		$(2.02)	$(1.10)
Diluted		$(2.02)	$(1.10)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2015 Financial Results	49

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2015	2014
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(1,093.1)	$(578.8)
Non-cash items
Depletion, depreciation, amortization and accretion		472.4	535.8
Impairment	5, 7	1,000.5	994.6
Deferred income tax recovery	11	(222.7)	(20.4)
Unrealized foreign exchange loss	18	235.2	79.0
Change in fair value of commodity risk management contracts	17	50.6	(501.1)
Share based compensation	13	12.7	16.0
(Gain) loss on disposition of properties		98.1	(23.3)
Other items		(0.3)	3.9
Foreign exchange derivative settlements	17	(94.1)	—
Funds flow from operations		459.3	505.7
Interest and financing charges		103.9	74.6
Expenditures on remediation	10	(19.0)	(22.9)
Change in non-cash operating working capital	14	(75.7)	98.3
		468.5	655.7
FINANCING
Dividends paid		(122.3)	(253.2)
Bank indebtedness	9	(7.0)	10.7
Long term debt (repayment)	9	(274.4)	191.0
Convertible debentures repayment	8	—	(97.9)
Foreign exchange derivative settlements	17	94.1	—
Interest and financing charges paid		(114.8)	(105.1)
Proceeds from DRIP and stock option exercises		18.7	53.4
		(405.7)	(201.1)
INVESTING
Capital expenditures		(183.8)	(904.0)
Property acquisitions		(0.9)	(17.0)
Proceeds on property dispositions		210.5	84.5
Contributions to remediation trust funds and other items		(24.1)	(10.2)
Change in non-cash investing working capital	14	(64.5)	(56.4)
		(62.8)	(903.1)
CHANGE IN CASH AND CASH EQUIVALENTS		—	(448.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		—	448.5
CASH AND CASH EQUIVALENTS AT END OF YEAR		$—	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2015 Financial Results	50

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2015	2014
SHAREHOLDERS' CAPITAL	12
Balance, beginning of year		$4,759.7	$4,693.1
Share based compensation		18.6	14.8
Issued under DRIP		18.7	51.8
Balance, end of year		4,797.0	4,759.7

CONTRIBUTED SURPLUS
Balance, beginning of year		32.3	28.0
Share based compensation	13	13.6	17.5
Exercise of share based compensation awards		(18.6)	(13.2)
Balance, end of year		27.3	32.3

DEFICIT
Balance, beginning of year		(1,865.2)	(1,032.8)
Net loss		(1,093.1)	(578.8)
Dividends declared		(101.0)	(253.6)
Balance, end of year		(3,059.3)	(1,865.2)

TOTAL SHAREHOLDERS' EQUITY		$1,765.0	$2,926.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2015 Financial Results	51

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

The Consolidated Financial Statements were authorized for release by the Board of Directors on February 24, 2016.

Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent

PENGROWTH 2015 Financial Results	52

costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.

Dispositions
Gains or losses are recognized in the Consolidated Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations and associated goodwill.

Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.

For other assets, depreciation is recognized in the Consolidated Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

-	Office equipment	60 months
-	Leasehold improvements and finance leases	Lease term/Useful life
-	Computers	36 months
-	Deferred hydrocarbon injectants	24 months
-	Motor vehicles	60 months

Depreciation methods, useful lives and residual values are reviewed annually.

Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition are generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition, the difference between the estimated capital and the carrying value of the disposed interest, in the Consolidated Statements of Income (Loss).

Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.

PENGROWTH 2015 Financial Results	53

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

Goodwill and Business Combinations

Goodwill
Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment and divestitures.

Goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income (Loss).
In 2015, Pengrowth had goodwill allocated to groups of cash generating units resulting from several prior year acquisitions. Unless specific goodwill can be identified to the properties disposed of, the amount is measured on the basis of the relative value of the properties disposed of and the portion of the cash generating units retained.

Impairment

Non-Financial Assets

Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”).

CGUs that have associated goodwill are tested for impairment at least annually, however, CGUs with or without associated goodwill are first tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income (Loss).

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.

Impairment losses recognized in respect of specific CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. Impairment losses recognized in respect of goodwill allocated to a group of CGUs is allocated to the goodwill on a pro-rata basis.

Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

PENGROWTH 2015 Financial Results	54

Exploration and Evaluation Assets
E&E assets are tested for impairment when there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include a significant price decline over an extended period, the decision to delay or no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could be tested in conjunction with PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Consolidated Statements of Income (Loss).

Goodwill
For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGUs. An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Any impairment losses of financial assets are recognized in the Consolidated Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Consolidated Statements of Income (Loss).

Provisions
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated, independently managed, remediation trust fund accounts to fund certain ARO for the Judy Creek and Sable Offshore Energy Project ("SOEP") properties. These funds are reflected in Other Assets on the Consolidated Balance Sheets.

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Contract & Other Liabilities Provision
Firm pipeline commitments from an acquisition would be reflected as a contract liability, with the amount reduced each period as the contract settles. At December 31, 2015, Pengrowth had no outstanding contract liabilities relating to these pipeline commitments.

Pengrowth also categorizes any finance lease transactions and cash-settled deferred share unit grants within this grouping.

Deferred Income Taxes
Income tax (recovery) expense is composed of current and deferred tax. Income tax (recovery) expense is recognized in the Consolidated Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Share Based Compensation Plans
Pengrowth has share based compensation plans, which are described in Note 13. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expenses associated with the share based compensation plans are recognized in the Consolidated Statements of Income (Loss) over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.
Commencing in 2014, the independent members of the Board of Directors receive cash-settled Phantom Deferred Share Units ("Phantom DSUs"). Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end including notional dividends, as applicable. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.

Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity and power price fluctuations, as well as foreign currency exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Consolidated Statements of Income (Loss).

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Bank indebtedness, accounts payable, dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Consolidated Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).

The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as changes in fair value of commodity risk management contracts.

The receipts or payments arising from derivative power contracts are included in operating expenses. The unrealized gains and losses on derivative power contracts are included in other (income) expense.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

Fair Value Measurement
All financial assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Consolidated Balance Sheet date. Foreign exchange gains and losses are recognized in net income (loss).

Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations that are not conducted through separate vehicles and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

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Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 21 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Estimates
The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:

Estimating oil and gas reserves and contingent resources
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.
Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.

Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

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Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.

Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of deferred entitlement share units and other share units under the long term incentive plan using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of any dilutive share units would be used to repurchase common shares at the average trading price during the period.

The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

ACCOUNTING PRONOUNCEMENTS ADOPTED
There were no new or amended accounting standards adopted during the twelve months ended December 31, 2015.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

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Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. Pengrowth does not expect the standard to have a material impact on the financial statements.
In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. The extent of the impact of adoption of the standard has not yet been determined.

4.	OTHER ASSETS

	As at
	December 31, 2015	December 31, 2014
Remediation trust funds	$79.6	$60.4
Prepaid tax assessment	9.5	—
	$89.1	$60.4
REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2015, the carrying value of the Judy Creek remediation trust fund was $6.8 million (December 31, 2014 - $7.0 million).
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. In 2015, Pengrowth made a monthly contribution to the fund at a rate of $4.17/MMBtu of its share of natural gas production and $8.36/bbl of its share of natural gas liquids production from SOEP. Starting in January 2016, the new rates are $6.64/MMBtu of its share of natural gas production and $13.29/bbl of its share of natural gas liquids production. The investment in the SOEP fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2015, the carrying value of the SOEP remediation trust fund was $72.8 million (December 31, 2014 - $53.4 million).

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The following table reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2013	$54.7
Contributions	2.9
Remediation expenditures	(1.5)
Investment income	2.1
Unrealized gain	2.2
Balance, December 31, 2014	$60.4
Contributions	19.0
Remediation expenditures	(1.7)
Investment income	2.4
Unrealized loss	(0.5)
Balance, December 31, 2015	$79.6
PREPAID TAX ASSESSMENT
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has recorded a payable for $9.5 million it is required to remit to the Canada Revenue Agency ("CRA") to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $9.5 million has been recorded as a long term receivable.

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5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	812.7	6.1	818.8
Property acquisitions	17.0	—	17.0
Change in asset retirement obligations	245.2	—	245.2
Divestitures	(164.8)	—	(164.8)
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	192.8	4.0	196.8
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	36.9	—	36.9
Divestitures	(754.9)	—	(754.9)
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	510.2	6.8	517.0
Impairment	486.3	—	486.3
Divestitures	(56.3)	—	(56.3)
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	449.5	5.8	455.3
Impairment	810.0	—	810.0
Divestitures	(345.6)	—	(345.6)
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2015	$3,334.0	$12.8	$3,346.8
As at December 31, 2014	$4,772.2	$14.6	$4,786.8
During the year ended December 31, 2015, $8.5 million (December 31, 2014 – $14.7 million) of directly attributable general and administrative costs were capitalized to PP&E.
At December 31, 2015, $5.7 million of net book value was excluded from the calculation of depletion. At December 31, 2014, $877.3 million relating to the Lindbergh project was excluded from the calculation of depletion.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2015, $12.4 million (December 31, 2014 – $31.0 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.4 percent (December 31, 2014 – 5.7 percent).
During the year ended December 31, 2015, Pengrowth successfully closed several non-core property dispositions for aggregate net proceeds of $210.5 million, resulting in pre-tax losses on dispositions of properties of $98.1 million. For the year ended December 31, 2014, Pengrowth successfully closed several minor non-core property dispositions for aggregate net proceeds of $84.5 million, resulting in pre-tax gains on disposition of properties of $23.3 million.
IMPAIRMENT TESTING
In light of a significant and sustained decline in both oil and natural gas benchmark prices throughout 2015, impairment tests were carried out on six CGUs, resulting in a $409.0 million PP&E impairment at September 30, 2015. Furthermore, impairment tests were carried out on all CGUs at December 31, 2015, resulting in an additional $401.0 million PP&E impairment at December 31, 2015. The December 31, 2015 impairment tests carried out were based on reserve values

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using a pre-tax discount rate of 10 percent, January 1, 2016 independent reserves evaluator's forecast pricing and an inflation rate of 2 percent. At December 31, 2014, Pengrowth used pre-tax discount rates ranging between 10 percent and 15 percent with the latter rate used for Lindbergh. Lindbergh discount rate was lowered at December 31, 2015 following commercial production in 2015. The recoverable amount of each CGU was determined using value in use.
During 2015, impairments were recorded in the following CGUs:

•
Central CGU, located in Central Alberta, composed of primarily oil producing assets, recorded a $112.0 million PP&E impairment in the third quarter and $216.0 million in the fourth quarter of 2015. The Central CGU had a recoverable amount of $0.6 billion at December 31, 2015.

•
Eastern CGU, located primarily in Eastern Alberta, composed of primarily heavy oil producing assets, recorded an $18.0 million PP&E impairment in the third quarter of 2015. Substantially all of the assets comprising this CGU were divested in the fourth quarter of 2015.

•
Olds CGU, located in the Olds region of Alberta, primarily composed of natural gas and liquids producing assets, recorded a $63.0 million PP&E impairment in the third quarter and $63.0 million in the fourth quarter of 2015. The Olds CGU had a recoverable amount of $0.3 billion at December 31, 2015.

•
WCU Light Oil CGU, located in the Garrington/Lochend area of Alberta, composed of light oil producing assets, recorded a $128.0 million PP&E impairment in the third quarter of 2015. The WCU Light Oil CGU had a recoverable amount of $0.4 billion at September 30, 2015 and December 31, 2015.

•
Southern CGU, located primarily in Southern Alberta, composed of both natural gas and light oil producing assets, recorded a $45.0 million PP&E impairment in the third quarter and $67.0 million in the fourth quarter of 2015. The Southern CGU had a recoverable amount of $0.1 billion at December 31, 2015.

•
Northern CGU, located primarily in Northern Alberta, mainly composed of natural gas producing assets, recorded a $43.0 million PP&E impairment in the third quarter and $55.0 million in the fourth quarter of 2015. The Northern CGU had a recoverable amount of $0.1 billion at December 31, 2015.

All CGUs were negatively impacted by a downturn in the forward benchmark prices.
The impairments noted above were recorded on the Consolidated Statements of Loss at December 31, 2015 and may be reversed if and when the fair values of the CGUs increase in the future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure since 2014. Further declines in commodity prices could result in additional impairment charges if the recoverable values are further eroded by price decreases.
The estimates of the above recoverable amounts were determined based on the following information, as applicable:

a.	The net present value of the CGUs oil and gas reserves using:
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator at December 31, 2015,
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator as noted below,
iii. 10 percent pre-tax discount rate representing an estimated market rate;

b.	The fair value of undeveloped land estimated by management; and

c.	The fair value of infrastructure and contingent resources estimated by management and/or Pengrowth's independent reserves evaluator, as applicable.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b)	Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital and the risks specific to the assets. Changes in the general economic environment could result in significant changes to this estimate.

(d)	Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

(e)	Infrastructure. Assumptions that are valid at the time of infrastructure estimation may change significantly when new information becomes available.

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(f)
Contingent resources. Assumptions that are valid at the time of contingent resource estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated.

Below are the forward commodity price estimates used in the December 31, 2015 impairment test:

	WTI oil (1)	Foreign exchange rate (1)	Edmonton light crude oil (1)	WCS (1)	AECO gas (1)
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/MMBtu)
2016	44.00	0.73	55.86	42.26	2.76
2017	52.00	0.75	64.00	51.20	3.27
2018	58.00	0.78	68.39	55.39	3.45
2019	64.00	0.80	73.75	60.84	3.63
2020	70.00	0.83	78.79	66.18	3.81
2021	75.00	0.85	82.35	70.00	3.90
2022	80.00	0.85	88.24	75.88	4.10
2023	85.00	0.85	94.12	81.41	4.30
2024	87.88	0.85	96.48	84.90	4.50
2025	89.63	0.85	98.41	86.60	4.60
Thereafter	+ 2.0 percent/yr	0.85	+ 2.0 percent/yr	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices and foreign exchange rates represent forecast amounts as at January 1, 2016 by Pengrowth's independent reserves evaluator.
At December 31, 2014, impairment tests were carried out on all CGUs in light of significant and rapid declines in benchmark prices at that time. This resulted in a $486.3 million PP&E impairment recorded at December 31, 2014.

6.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2013	$419.3
Additions	127.8
Impairment	(57.0)
Balance, December 31, 2014	$490.1
Additions	4.7
Balance, December 31, 2015	$494.8

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to PP&E, after being tested for impairment.
2015 additions represent Pengrowth’s share of costs incurred on E&E assets during the period. 2014 additions are primarily from the acquisition of 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia.
IMPAIRMENT TESTING
In conjunction with the Montney CGU, which has both PP&E and E&E, Pengrowth evaluated Groundbirch for an impairment. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount exceeded the carrying amount and, as such, no impairment was recorded for the year ended December 31, 2015.
The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves for the operating segment. Undeveloped land, contingent resources and management's estimate of additional drilling locations were also considered in the recoverable amount. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test

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was based on reserve and contingent resource values using a pre-tax discount rate of 10 percent; independent reserves evaluator January 1, 2016 forecast pricing and an inflation rate of 2 percent; and management's estimate of the risked net present value of additional drilling locations. See Note 5 for more information.
At December 31, 2014, Pengrowth also evaluated the Groundbirch project in conjunction with the Montney CGU for impairment. It was determined that the recoverable amount was below the carrying amount, resulting in a $57.0 million impairment at December 31, 2014.

7.	GOODWILL

Cost or deemed cost
Balance, December 31, 2013	$672.7
Divestitures	(19.2)
Impairment	(451.3)
Balance, December 31, 2014	$202.2
Divestitures	(11.7)
Impairment	(190.5)
Balance, December 31, 2015	$—
In 2015, Pengrowth had goodwill allocated to groups of CGUs resulting from several prior years' acquisitions. As Pengrowth disposed of certain properties, associated goodwill was included in the carrying amount of the properties when determining the gain or loss on disposal. This amount was measured on the basis of the relative value of the properties disposed of and the portion of the CGUs retained resulting in $11.7 million of goodwill being removed as at December 31, 2015 (December 31, 2014 - $19.2 million).

IMPAIRMENT TESTING
Goodwill is stated at cost less accumulated impairment and divestitures. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E and E&E.
During 2015, all CGUs were negatively impacted by a downturn in the forward benchmark prices resulting in goodwill impairment testing at September 30, 2015 and at December 31, 2015. At September 30, 2015, Pengrowth impaired goodwill by $73.0 million. In conjunction with PP&E impairment testing at year end 2015, it was determined that the entire balance of goodwill was impaired at December 31, 2015. Pengrowth therefore recognized an additional $117.5 million impairment eliminating the remaining goodwill balance at December 31, 2015, which may not be reversed.
The impairments noted above have been recorded on the Consolidated Statements of Loss and are not reversible in future periods. The goodwill impairment testing is classified under level 3 of the fair value measurement hierarchy. See Note 2 to the December 31, 2015 audited Consolidated Financial Statements for more information on fair value hierarchy classifications.
At December 31, 2014, goodwill impairment tests were performed resulting in a $451.3 million goodwill impairment at that time.

8.	CONVERTIBLE DEBENTURES
The subordinated convertible debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

The convertible debentures are classified as a non-current liability on the Consolidated Balance Sheets and the debt premium accretes over time to the principal amount owing on maturity. No value was ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

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The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25%
Maturity date	Mar 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2013	$137.3
Premium accretion	(0.1)
Balance, December 31, 2014	$137.2
Premium accretion	(0.2)
Balance, December 31, 2015	$137.0
Face value, December 31, 2015	$136.8

9.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	December 31, 2015	December 31, 2014
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$—	$82.9
400 million at 6.35 percent due July 2017	553.2	463.4
265 million at 6.98 percent due August 2018	366.4	306.8
35 million at 3.49 percent due October 2019	48.3	40.5
115.5 million at 5.98 percent due May 2020	159.6	133.6
105 million at 4.07 percent due October 2022	144.9	121.3
195 million at 4.17 percent due October 2024	269.0	225.3
	$1,541.4	$1,373.8
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$—	$90.3
15 million at 3.45 percent due October 2019	30.5	27.0
	$30.5	$117.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$104.0	$191.0
Total long term debt	$1,715.8	$1,722.0

Current portion of long term debt	$—	$173.2
Non-current portion of long term debt	1,715.8	1,548.8
	$1,715.8	$1,722.0
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently March 31, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2015, the available facility was reduced by drawings of $104.0 million (December 31, 2014 – $191.0 million) and letters of credit in the amount of $21.6 million (December 31, 2014 – $25.0 million) were outstanding.

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As of December 31, 2015, an unrealized cumulative foreign exchange loss of $399.4 million (December 31, 2014 - $159.6 million loss) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2015, an unrealized cumulative foreign exchange loss of $6.9 million (December 31, 2014 - $20.4 million gain) has been recognized on the U.K. pound sterling denominated term notes since inception. See Note 17 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2016 - $nil, 2017 - $553.2 million, 2018 - $381.4 million, 2019 - $182.8 million, 2020 - $159.6 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2015, this facility was reduced by drawings of $2.5 million (December 31, 2014 – $9.0 million) and reduced by $1.4 million of outstanding letters of credit (December 31, 2014 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2015. The covenants are substantially similar between the credit facilities and the senior unsecured notes.

10.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.8	4.4	11.2
Property acquisitions	3.5	—	3.5
Property dispositions	(66.5)	—	(66.5)
Revisions due to discount rate changes (1)	211.5	—	211.5
Expenditures on remediation/provisions settled	(22.9)	(0.5)	(23.4)
Other revisions	23.4	(0.4)	23.0
Accretion (amortization)	18.8	(1.6)	17.2
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	16.8	1.0	17.8
Property dispositions	(112.4)	—	(112.4)
Expenditures on remediation/provisions settled	(19.0)	(0.8)	(19.8)
Other revisions	20.1	(1.2)	18.9
Accretion (amortization)	17.1	(1.6)	15.5
Balance, December 31, 2015	$703.4	$4.6	$708.0

(1)	Relates to the change in the risk free discount rate from 3.25 percent to 2.3 percent. The offset was recorded in PP&E.

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As at December 31, 2015
Current	$20.9	$0.9	$21.8
Long term	682.5	3.7	686.2
	$703.4	$4.6	$708.0

As at December 31, 2014
Current	$24.9	$2.4	$27.3
Long term	755.9	4.8	760.7
	$780.8	$7.2	$788.0

The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2015	December 31, 2014
Total escalated future costs	$1,701.7	$2,007.0
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2080.

CONTRACT & OTHER LIABILITIES
Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded was reduced over time as the contracts settled. These contracts expired on December 31, 2015.

Provisions for the Board of Directors cash-settled deferred share unit grants were incurred in 2015 and 2014 and a provision for a finance lease transaction was also recorded in 2014.

11.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2015	2014
Loss before taxes	$(1,315.8)	$(599.2)
Combined federal and provincial tax rate (1)	26.13%	25.22%
Expected income tax recovery (1)	$(343.8)	$(151.1)
Goodwill	52.8	118.7
Change in unrecognized deferred tax asset	40.7	—
Foreign exchange loss (2)	20.3	9.5
Loss on investments (3)	—	0.6
Effect of change in corporate tax rate	4.0	(2.4)
Other including share based compensation	3.3	4.3
Deferred income tax recovery	$(222.7)	$(20.4)
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10 percent to 12 percent).
(2) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.
(3) Reflects the 50 percent non-taxable portion of investment gains and losses.

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The net deferred income tax asset (liability) is composed of:

	As at
	December 31, 2015	December 31, 2014
Deferred tax liabilities associated with:
PP&E and E&E assets	$(405.3)	$(590.3)
Risk management contracts	(99.8)	(105.5)
Less deferred tax assets associated with:
Non-capital losses	328.7	287.7
Convertible debentures	0.2	0.1
Share issue costs	0.2	0.4
Provisions	190.2	197.4
Long term debt	10.8	12.5
Net deferred tax asset (liability)	$25.0	$(197.7)

In calculating the deferred income tax asset in 2015, Pengrowth included $1,227.5 million (2014 - $1,150.7 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2027 and 2035.

Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2015	December 31, 2014
Deductible temporary differences	$176.0	$25.5
Tax losses	16.7	16.7
	$192.7	$42.2

A continuity of the net deferred income tax asset (liability) for 2015 and 2014 is detailed in the following tables:

Movement in temporary differences during the year	Balance Jan 1, 2015	Recognized in profit or loss	Balance Dec 31, 2015
PP&E and E&E assets	$(590.3)	$185.0	$(405.3)
Convertible debentures	0.1	0.1	0.2
Long term debt	12.5	(1.7)	10.8
Share issue costs	0.4	(0.2)	0.2
Non-capital losses	287.7	41.0	328.7
Provisions	197.4	(7.2)	190.2
Risk management contracts	(105.5)	5.7	(99.8)
	$(197.7)	$222.7	$25.0

Movement in temporary differences during the year	Balance Jan 1, 2014	Recognized in profit or loss	Balance Dec 31, 2014
PP&E and E&E assets	$(635.7)	$45.4	$(590.3)
Convertible debentures	0.3	(0.2)	0.1
Long term debt	1.2	11.3	12.5
Share issue costs	2.1	(1.7)	0.4
Non-capital losses	242.2	45.5	287.7
Provisions	154.2	43.2	197.4
Risk management contracts	17.6	(123.1)	(105.5)
	$(218.1)	$20.4	$(197.7)

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Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

No current income taxes were paid by Pengrowth in 2015 or 2014.

12.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2015		2014
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	533,438	$4,759.7	522,031	$4,693.1
Share based compensation (cash exercised)	—	—	257	1.6
Share based compensation (non-cash exercised)	3,188	18.6	1,985	13.2
Issued for cash under Dividend Reinvestment Plan ("DRIP")	6,407	18.7	9,165	51.8
Balance, end of year	543,033	$4,797.0	533,438	$4,759.7

DIVIDEND REINVESTMENT PLAN
Until it was suspended on September 1, 2015, Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitled shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares were issued from treasury at a 5 percent discount to the weighted average price as determined by the plan.

13.	SHARE BASED COMPENSATION PLANS
Pengrowth’s Long Term Incentive Plan ("LTIP") as described below is used to grant awards of share based compensation. Prior to January 1, 2011, Pengrowth had other long term incentive plans that are being phased out with no new awards to be issued under the previous long term incentive plans.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at December 31, 2015, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.0 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Year ended December 31
	2015	2014
Non-cash share based compensation	$13.6	$17.5
Amounts capitalized in the year	(0.9)	(1.5)
Non-cash share based compensation expense	$12.7	$16.0
Cash-settled phantom deferred share unit (recovery) expense	(0.2)	0.5
Total share based compensation expense	$12.5	$16.5

LONG TERM INCENTIVE PLAN
Pengrowth’s LTIP has the following components:
(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs may be awarded to employees, officers and consultants. PSUs are subject to a performance factor ranging from 0 percent to 200 percent of the number of PSUs granted plus the amount of reinvested notional dividends, as applicable.

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(b) Restricted Share Units ("RSUs")
RSUs may be awarded to employees, officers and consultants and entitle the holder to a number of common shares plus reinvested notional dividends, as applicable, to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.
(c) Deferred Share Units ("DSUs")
DSUs are currently only issued to the independent members of the Board of Directors. Each DSU entitles the holder to one common share plus reinvested notional dividends, as applicable, since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends, as applicable, accruing during the term of the DSUs. Commencing in 2014, the independent members of the Board of Directors receive cash-settled phantom DSUs in lieu of any new grants of these share-settled DSUs.
The Board of Directors retains discretion with respect to the LTIP.
The following table provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,916	2,361	—
Forfeited	(259)	(285)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed dividends	421	385	24
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,783	3,548	—
Forfeited	(1,952)	(1,587)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(1,812)	—	—
Deemed dividends	547	497	25
Outstanding, December 31, 2015	4,640	5,341	302
Commencing with the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
Compensation expense related to PSU, RSU, and DSU share settled plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant. For PSU and RSU grants in 2013, 2014 and 2015, the estimated forfeiture rates range from 10 to 40 percent for both employees and officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.
For the year ended December 31, 2015, Pengrowth recorded $13.6 million of compensation expense related to the LTIP units (December 31, 2014 - $17.5 million), based on the weighted average grant date fair value of $4.05 per share unit (December 31, 2014 - $7.04 per share unit). As at December 31, 2015, the amount of compensation expense to be recognized over the remaining vesting period was $14.5 million or $2.04 per share unit (December 31, 2014 - $18.4 million or $2.44 per share unit) subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.4 years.

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PREVIOUS LONG TERM INCENTIVE PLAN
Deferred Entitlement Share Units ("DESU") Plan
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. As at December 31, 2015, all of the grants were fully vested and the total outstanding balance was composed of grants to the independent members of the Board of Directors which are not exercisable and do not expire until they cease to be Directors for any reason. As at December 31, 2015, 321,308 common shares (December 31, 2014 - 295,374 common shares) were reserved for issuance under the DESU plan. The DESUs are entitled to deemed dividends, as applicable.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
Commencing in 2014, the independent members of the Board of Directors receive cash-settled Phantom DSUs in lieu of any new grants of share-settled DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends, as applicable) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end including notional dividends, as applicable. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at December 31, 2015, the number of Phantom DSUs outstanding was 397,407 units (December 31, 2014 - 133,621 units) with a corresponding long term liability of $0.3 million (December 31, 2014 - $0.5 million). For the year ended December 31, 2015, Pengrowth recorded $0.2 million of compensation recovery related to the Phantom DSUs (December 31, 2014 - $0.5 million expense).

14.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Year ended December 31
Cash provided by (used for):	2015	2014
Accounts receivable	$8.3	$44.2
Accounts payable	(74.5)	54.1
Prepaid tax assessment	(9.5)	—
	$(75.7)	$98.3
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash used for:	2015	2014
Accounts payable, including capital accruals	$(64.5)	$(56.4)

DIVIDENDS PAID

Pengrowth paid dividends of $0.04 per share per month in January and February 2015, $0.02 per share in each of the months, March to September 2015 inclusive, and $0.01 per share in December 2015 for an aggregate annual cash dividend of $0.23 per share (December 31, 2014 - $0.04 per share per month, aggregate annual dividend of $0.48 per share).

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15.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Year ended December 31
(000's)	2015	2014
Weighted average number of shares - basic and diluted	539,951	527,851
For the year ended December 31, 2015, 5.4 million shares (December 31, 2014 - 8.2 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.
Further, for the year ended December 31, 2015, 11.9 million shares (December 31, 2014 - 17.0 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

16.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are slightly different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
The key financial covenants as at December 31, 2015 are summarized below:

Covenant	Limit	Actual at December 31, 2015 (1)
Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	2.7 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	2.9 times
Total senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	50%
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	6.2 times

(1)	As senior unsecured notes and Credit Facilities have slightly different covenant calculations, the calculated covenants at December 31, 2015 represent those closest to the limits.
Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"), total debt before working capital to Adjusted EBITDA, senior debt before working capital as a percentage of total book capitalization and interest coverage ratio. Pengrowth seeks to manage these ratios with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt before working capital to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may dispose of non-core assets, adjust the level of capital spending, issue new debt, refinance existing debt, issue additional equity, monetize risk management contracts or adjust the level of dividends paid to shareholders to reduce debt levels.
Due to the rapid deterioration of commodity prices during 2015, Pengrowth took several steps to manage its capital, primarily relating to reducing debt. Capital spending was reduced, non-core assets were divested, foreign exchange swaps were monetized, the dividend was initially reduced and then suspended, the credit facility was renewed for four years, and the covenants were largely aligned between the senior unsecured notes and term credit facility. In early 2016, Pengrowth suspended the dividend.

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Management believes that current total debt before working capital to trailing Adjusted EBITDA, interest coverage ratio and senior debt before working capital to total book capitalization were higher than desired at December 31, 2015. To reduce the risk of violating covenants in 2016, Pengrowth has further reduced capital spending, plans to monetize foreign exchange swaps, and plans to continue with additional non-core asset sales to ensure these ratios remain within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2015	December 31, 2014
Long term debt (1)	$1,719.5	$1,732.7
Convertible debentures	137.0	137.2
Working capital surplus (2)	(185.3)	(33.4)
	$1,671.2	$1,836.5

(1)	Includes current portion of senior unsecured notes and bank indebtedness, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, any dividends payable to shareholders, bank indebtedness, convertible debentures and long term debt, as applicable.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 to the December 31, 2015 audited Consolidated Financial Statements.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity and power prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity and power price risk, foreign currency risk and interest rate risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. Pengrowth mitigates some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

PENGROWTH 2015 Financial Results	74

Commodity Price Contracts
As at December 31, 2015, Pengrowth had the following contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q1 2016	7,000	Cdn WTI less $7.52
Edmonton Light Sweet	Q2 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q3 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q4 2016	7,000	Cdn WTI less $6.85
Western Canada Select	2016	8,000	Cdn WTI less $18.32
Commodity
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	Q1 2016	23,500	$91.38
WTI	Q2 2016	21,000	$88.82
WTI	Q3 2016	19,000	$88.37
WTI - $U.S.	Q3 2016	1,500	$52.00	$U.S.
WTI	Q4 2016	18,500	$88.09
WTI - $U.S.	Q4 2016	1,500	$52.00	$U.S.
WTI	2017	4,000	$79.37
WTI - $U.S.	2017	1,000	$55.03	$U.S.
WTI	2018	5,500	$80.49
Puts
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)	Premium payable per bbl (Cdn)
WTI	Q1 2016	4,000	$90.00	$3.30
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q1 2016	123,216	$3.38
AECO	Q2 2016	120,847	$3.22
AECO	Q3 2016	120,847	$3.22
AECO	Q4 2016	127,955	$3.30
AECO	Q1 2017	99,521	$3.52
AECO	Q2 2017	87,673	$3.45
AECO	Q3 2017	87,673	$3.45
AECO	Q4 2017	87,673	$3.45
AECO	2018	66,347	$3.59
AECO	2019	2,370	$3.52
Puts
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	Q1 2016	2,370	$3.48	$0.21
AECO	Q1 2016	2,370	$3.69	$0.29
AECO	Q1 2016	2,370	$3.94	$0.44
AECO	Q1 2016	2,370	$3.92	$0.41
AECO	Q2 2016	2,370	$3.48	$0.21
AECO	Q2 2016	2,370	$3.69	$0.29

PENGROWTH 2015 Financial Results	75

Commodity Price Sensitivity on Risk Management Contracts as at December 31, 2015

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($12.0)	$12.0
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($5.5)	$5.5
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($25.9)	$25.9

Commodity Price Sensitivity on Risk Management Contracts as at December 31, 2014

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($16.4)	$16.4
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($0.1)	$0.1
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($13.6)	$13.5
As at close December 31, 2015, the AECO gas spot price was $2.51/MMBtu (December 31, 2014 – $2.81/MMBtu). The WTI prompt monthly price was Cdn$51.26/bbl (December 31, 2014 – Cdn$61.80/bbl).

Power Price Contracts
As at December 31, 2015, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	2016	20	$44.13
As at close December 31, 2015, the Alberta power pool spot price was $13.94/MWh (December 31, 2014 – $18.78/MWh). The average Alberta power pool price was $21.19/MWh for the three months ended December 31, 2015 (December 31, 2014 – $30.47/MWh). The average Alberta power pool price was $33.34/MWh for the year ended December 31, 2015 (December 31, 2014 – $49.42/MWh).
Power Price Sensitivity on Risk Management Contracts as at December 31, 2015
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at December 31, 2015 of approximately $0.2 million.

Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of futures and swap contracts in order to fix the foreign exchange rate on a portion of the U.S. dollar and the U.K. pound sterling denominated notes.

PENGROWTH 2015 Financial Results	76

Foreign Exchange Contracts
U.K. pound sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term note. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63
The foreign exchange swap contracts associated with the December 2015 term debt series settled in tandem with its maturity, resulting in a Cdn$0.2 million realized foreign exchange gain in the fourth quarter of 2015.
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—	—
		1,115.5	920.0	82%
During the first quarter of 2015, Pengrowth monetized U.S.$410 million of swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. The foreign exchange swap contracts of U.S.$50 million associated with the May 2015 U.S. term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain recorded in the second quarter of 2015. Together, these transactions brought year to date 2015 realized foreign exchange gains from settlement of U.S. swap contracts to Cdn$93.9 million. At December 31, 2015, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts compared to U.S.$460 million at December 31, 2014.

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Loss	$2.0	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.3	$—

PENGROWTH 2015 Financial Results	77

Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving credit facility.
Interest Rate Sensitivity
Bank Interest Cost
As at December 31, 2015, Pengrowth had approximately $1.7 billion of current and non-current long term debt outstanding (December 31, 2014 - $1.7 billion) of which $104.0 million was based on floating interest rates (December 31, 2014 - $191.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.0 million for the year ended December 31, 2015 (December 31, 2014 - $1.9 million), assuming the amount was outstanding for the entire period.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Loss.

As at and for the year ended December 31, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$288.8	$—	$—	$288.8
Non-current portion of risk management assets	83.4	—	83.3	166.7
Current portion of risk management liabilities	(1.7)	(1.7)	—	(3.4)
Non-current portion of risk management liabilities	—	—	—	—
Risk management assets (liabilities), end of year	$370.5	$(1.7)	$83.3	$452.1
Less: Risk management assets (liabilities) at beginning of year	421.1	(2.9)	50.8	469.0
Unrealized gain (loss) on risk management contracts for the year	$(50.6)	$1.2	$32.5	$(16.9)
Realized gain (loss) on risk management contracts for the year	327.0	(5.7)	94.1	415.4
Total unrealized and realized gain (loss) on risk management contracts for the year	$276.4	$(4.5)	$126.6	$398.5

As at and for the year ended December 31, 2014	Commodity contracts (1)	Power and Interest contracts (4)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$292.3	$—	$7.3	$299.6
Non-current portion of risk management assets	128.8	—	53.8	182.6
Current portion of risk management liabilities	—	(2.5)	(10.3)	(12.8)
Non-current portion of risk management liabilities	—	(0.4)	—	(0.4)
Risk management assets (liabilities), end of year	$421.1	$(2.9)	$50.8	$469.0
Less: Risk management assets (liabilities) at beginning of year	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the year	$501.1	$(1.5)	$38.8	$538.4
Realized loss on risk management contracts for the year	(96.1)	(3.0)	(1.5)	(100.6)
Total unrealized and realized gain (loss) on risk management contracts for the year	$405.0	$(4.5)	$37.3	$437.8

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Loss.

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Loss.

(4)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

PENGROWTH 2015 Financial Results	78

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at December 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$79.6	$79.6	$79.6	$—	$—
Fair value of risk management contracts	455.5	455.5	—	455.5	—

Financial Liabilities
Convertible debentures	137.0	98.5	98.5	—	—
U.S. dollar denominated senior unsecured notes	1,541.4	1,606.9	—	1,606.9	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	30.5	30.6	—	30.6	—
Fair value of risk management contracts	3.4	3.4	—	3.4	—

			Fair value measurements using:
As at December 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$60.4	$60.4	$60.4	$—	$—
Fair value of risk management contracts	482.2	482.2	—	482.2	—

Financial Liabilities
Convertible debentures	137.2	135.3	135.3	—	—
U.S. dollar denominated senior unsecured notes	1,373.8	1,457.7	—	1,457.7	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	117.3	120.6	—	120.6	—
Fair value of risk management contracts	13.2	13.2	—	13.2	—

Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level 2 under the fair value hierarchy.

PENGROWTH 2015 Financial Results	79

Term notes - the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2015, Pengrowth has 3 counterparties that individually account for more than 10 percent of annual revenue. All of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2015, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2015 and 2014 and has no significant bad debt provision at December 31, 2015. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2015	December 31, 2014
Trade	$124.2	$129.9
Prepaid and other	15.3	18.2
	$139.5	$148.1
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a notional committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Use of the remaining credit capacity is still subject to complying with all financial covenants. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
Pengrowth’s non-current financial liabilities are as follows:

As at December 31, 2015	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.0	$147.5	$8.6	$138.9	$—	$—
Cdn dollar revolving credit facility (1)	104.0	115.0	3.4	3.4	108.2	—
Cdn dollar senior unsecured notes (1)	39.9	50.7	2.2	2.2	19.2	27.1
U.S. dollar denominated senior unsecured notes (1)	1,541.4	1,854.1	89.4	627.5	668.6	468.6
U.K. pound sterling denominated unsecured notes (1)	30.5	34.6	1.1	1.1	32.4	—
Other liabilities	3.7	10.3	—	1.5	1.9	6.9
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

PENGROWTH 2015 Financial Results	80

As at December 31, 2014	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.2	$156.1	$8.6	$8.6	$138.9	$—
Cdn dollar revolving credit facility (1)	191.0	209.5	7.2	7.2	195.1	—
Cdn dollar senior unsecured notes (1)	39.9	52.9	2.2	2.2	20.2	28.3
U.S. dollar denominated senior unsecured notes (1)	1,290.9	1,628.9	74.7	75.0	935.1	544.1
U.K. pound sterling denominated unsecured notes (1)	27.0	31.6	0.9	0.9	29.8	—
Other liabilities	4.8	12.0	—	1.5	2.9	7.6
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Power risk management contracts	0.4	0.4	—	0.4	—	—

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.
RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Consolidated Balance Sheets:

	As at
Gross amounts	December 31, 2015	December 31, 2014
Risk management contracts
Current asset	$292.8	$299.7
Non-current asset	168.7	182.5
Current liability	(7.4)	(12.9)
Non-current liability	(2.0)	(0.3)
	$452.1	$469.0

18.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2015	2014
Currency exchange rate (Cdn$1 = U.S.$) at year end	$0.72	$0.86
Unrealized foreign exchange loss on U.S. dollar denominated debt	$253.8	$114.9
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	13.9	2.9
Total unrealized foreign exchange loss from translation of foreign denominated debt	$267.7	$117.8
Unrealized gain on U.S. foreign exchange risk management contracts	$(19.2)	$(34.9)
Unrealized gain on U.K. foreign exchange risk management contracts	(13.3)	(3.9)
Total unrealized gain on foreign exchange risk management contracts	$(32.5)	$(38.8)
Total unrealized foreign exchange loss	$235.2	$79.0
Total realized foreign exchange (gain) loss (1)	$(91.5)	$1.0

(1)	2015 amount includes a $94.1 million gain from settlement of foreign exchange swap contracts.

PENGROWTH 2015 Financial Results	81

19.	COMMITMENTS

	2016	2017	2018	2019	2020	Thereafter	Total
Convertible debentures (1)	$—	$137.0	$—	$—	$—	$—	$137.0
Interest payments on convertible debentures	8.6	2.1	—	—	—	—	10.7
Long term debt (2)	—	553.6	381.8	185.5	159.9	440.2	1,721.0
Interest payments on long term debt (3)	96.1	80.7	51.1	31.0	21.8	55.5	336.2
Operating leases (4)	14.2	13.1	9.8	9.7	10.0	42.7	99.5
Pipeline transportation	28.7	24.8	24.6	23.6	23.8	102.5	228.0
Other	12.9	1.7	1.1	0.4	0.4	14.0	30.5
	$160.5	$813.0	$468.4	$250.2	$215.9	$654.9	$2,562.9

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.

20.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

21.	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Pengrowth’s Consolidated Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Loss.

	Year ended December 31
	2015	2014
Operating	$48.3	$44.7
General and administrative	61.7	62.9
Total employee compensation costs	$110.0	$107.6
KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. During 2015, Pengrowth had up to 10 non-executive directors and finished the year with 9. There were 14 officers at the beginning of 2015 and 8 at the end of 2015 (December 31, 2014 - 9 non-executive directors and 14 officers).

PENGROWTH 2015 Financial Results	82

Year ended December 31, 2015	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.8	$—	$(0.2)	$—	$0.6
Officers	4.2	3.5	4.6	2.9	15.2
	$5.0	$3.5	$4.4	$2.9	$15.8

Year ended December 31, 2014	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.5	$—	$1.2
Officers	4.8	3.7	6.5	0.5	15.5
	$5.5	$3.7	$7.0	$0.5	$16.7

22.	SUBSEQUENT EVENT
On January 20, 2016, Pengrowth's Board of Directors amended the dividend policy suspending the quarterly payment of $0.01 per share. No cash dividend will be paid for the first quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.

PENGROWTH 2015 Financial Results	83

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Corporate Director

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Margaret L. Byl
Executive Director
Alberta Innovates

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Corporate Director

A. Terence Poole
Corporate Director

Jamie C. Sokalsky
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

Steve J. De Maio
Senior Vice President, Thermal Operations

Dean Evans
Vice President and Treasurer

Andrew D. Grasby
Senior Vice President, General Counsel &
Corporate Secretary

Randy Steele
Senior Vice President, Conventional Operations

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

*** 6 mcf of gas = 1 barrel of oil equivalent**

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

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